Exhibit 99.1

UNDERWRITING AGREEMENT

May 22, 2024

Hudbay Minerals Inc.

25 York St., Suite 800
Toronto, Ontario M5J 2V5

Attention:      Eugene Lei, Chief Financial Officer

RBC Dominion Securities Inc. (“RBC”) and BMO Nesbitt Burns Inc., as joint bookrunners (together, the “Joint Bookrunners”), and CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc. Barclays Capital Canada Inc., Canaccord Genuity Corp., Merrill Lynch Canada Inc., Cormark Securities Inc., ING Bank N.V., Haywood Securities Inc., Raymond James Ltd., Stifel Nicolaus Canada Inc., Eight Capital, and Paradigm Capital Inc. (together with the Joint Bookrunners, the “Underwriters” and each individually an “Underwriter”) hereby severally, and not jointly nor jointly and severally, agree to purchase from Hudbay Minerals Inc. (the “Company”) in the respective percentages set forth in Section 21, and the Company hereby agrees to issue and sell to the Underwriters, upon and subject to the terms hereof, an aggregate of 36,840,000 common shares of the Company (the “Firm Shares”) on an underwritten “bought deal” basis at a price of US$9.50 per Firm Share (the “Offering Price”) for aggregate gross proceeds of US$349,980,000.

Upon and subject to the terms and conditions contained herein, the Company hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase severally, and not jointly nor jointly and severally, in the respective percentages set forth in Section 21 hereof, up to an additional 5,526,000 common shares of the Company (the “Additional Shares”) at a price of US$9.50 per Additional Share for the purpose of covering the Underwriters’ over-allocation position and for market stabilization purposes. The Over-Allotment Option may be exercised in accordance with Section 15 hereof. The Firm Shares and the Additional Shares are collectively referred to herein as the “Offered Shares”.

The Underwriters understand that the Company has prepared and filed with each of the Canadian Securities Commissions (as hereinafter defined) the Canadian Base Shelf Prospectus (as hereinafter defined) in respect of common shares, preference shares, debt securities, subscription receipts, warrants, and units of the Company, omitting the Shelf Information (as hereinafter defined) in accordance with the Shelf Procedures (as hereinafter defined) and that the Company has received a Dual Prospectus Receipt (as hereinafter defined) for the Canadian Base Shelf Prospectus on March 28, 2024. The term “Canadian Base Shelf Prospectus” means the final short form base shelf prospectus dated March 28, 2024 at the time the Dual Prospectus Receipt was issued with respect thereto in accordance with Canadian Securities Laws (as hereinafter defined), including the Shelf Procedures (as hereinafter defined), CSA Staff Notice 44-306 – Blanket Orders Exempting Well-known Seasoned Issuers from Certain Prospectus Requirements (“CSA Staff Notice 44-306”), Ontario Instrument 44-501 – Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers (Interim Class Order) (“OI 44-501”) and the equivalent blanket orders adopted by the Canadian Securities Commissions (together with CSA Staff Notice 44-306 and OI 44-501, the “WKSI Blanket Orders”) and includes all Documents Incorporated by Reference therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws. The Company has also prepared and filed a preliminary prospectus supplement relating to the Offering (as hereinafter defined), which excluded certain Shelf Information, with the Canadian Securities Commissions, in accordance with the Shelf Procedures (including the Documents Incorporated by Reference therein, the “Canadian Preliminary Prospectus Supplement”). The Canadian Preliminary Prospectus Supplement, together with the Canadian Base Shelf Prospectus, is hereinafter called the “Canadian Preliminary Prospectus”.

The Underwriters also understand that the Company has prepared and filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Canada/U.S. Multijurisdictional Disclosure System adopted by the SEC (the “MJDS”), a registration statement on Form F-10 (File No. 333-278311) covering the public offering and sale of the securities qualified under Applicable Securities Laws (as hereinafter defined) by the Canadian Base Shelf Prospectus, including the Offered Shares, under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and the rules and regulations of the SEC thereunder (the Canadian Base Shelf Prospectus, together with any Documents Incorporated by Reference therein, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, in the form included in such Form F-10, the “U.S. Base Prospectus” and such registration statement, including the prospectus contained therein at the time it become effective, as amended or supplemented, and the exhibits thereto and the Documents Incorporated by Reference therein, in the form in which it became effective, is herein called the “Registration Statement”). The Company has also prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement. The Company has also prepared and filed with the SEC, in accordance with General Instruction II.L of Form F-10, the Canadian Preliminary Prospectus Supplement, with such deletions therefrom and additions or changes thereto, as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Preliminary Prospectus Supplement”). The U.S. Preliminary Prospectus Supplement, together with the U.S. Base Prospectus, is hereinafter called the “U.S. Preliminary Prospectus”. The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are hereinafter collectively referred to as the “Preliminary Prospectuses”.

In addition, the Underwriters also understand that the Company will (i) prepare and file, as promptly as practicable and in any event by 5:00 p.m. (Eastern time) on May 22, 2024, with the Canadian Securities Commissions, in accordance with the Shelf Procedures, a final prospectus supplement setting forth the Shelf Information (including any Documents Incorporated by Reference therein and any supplements or amendments thereto, the “Canadian Prospectus Supplement”, and, together with the Canadian Base Shelf Prospectus and the Canadian Preliminary Prospectus Supplement, the “Canadian Prospectus”), and (ii) prepare and file with the SEC, within one Business Day following the filing of the Canadian Prospectus Supplement with the Canadian Securities Commissions, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Prospectus Supplement”, and together with the U.S. Base Prospectus and the U.S. Preliminary Prospectus, the “U.S. Prospectus”). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Base Shelf Prospectus for which a Dual Prospectus Receipt has been obtained, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Shelf Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the “Shelf Information”. The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively referred to as the “Prospectus Supplements” and the U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses”.

Any reference herein to any “amendment” or “supplement” to the U.S. Base Prospectus, the Registration Statement, the U.S. Preliminary Prospectus, the U.S. Prospectus, the Canadian Base Shelf Prospectus or the Canadian Prospectus shall be deemed to refer to and include (i) the filing of any document with the Canadian Securities Commissions or the SEC after the date of such U.S. Base Prospectus, the Registration Statement, the U.S. Preliminary Prospectus, U.S. Prospectus, Canadian Base Shelf Prospectus or Canadian Prospectus, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the U.S. Securities Act or Canadian Securities Laws, as applicable, and (ii) any such document so filed.

The U.S. Preliminary Prospectus, as supplemented by the Issuer Free Writing Prospectuses (as hereinafter defined), if any, and the information listed in Schedule “C” hereto, taken together, are hereinafter referred to as the “Pricing Disclosure Package”. For purposes of this Agreement, the “Applicable Time” is 4:15 pm (Eastern time) on May 21, 2024.

The Company and the Underwriters agree that (i) any offers or sales of the Offered Shares in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws; and (ii) any offers or sales of the Offered Shares in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws (as hereinafter defined) and the requirements of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

In consideration of the services rendered and to be rendered by the Underwriters hereunder, the Company hereby agrees to pay to RBC, on behalf of the Underwriters, at the Closing Time (as hereinafter defined), and at the Option Closing Time (as hereinafter defined), if any, a cash fee equal to 4.0% of the aggregate gross proceeds of the Offering (the “Underwriting Fee”), the payment of such fee to be reflected by the Underwriters making payment of the gross proceeds of the sale of the Firm Shares or the Additional Shares, as the case may be, to the Company less the amount of the Underwriting Fee.

This Agreement shall be subject to the following terms and conditions:

Section 1      Interpretation

(1)	Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“1940 Act” has the meaning given to it in Section 7(65);

“777 Mine” means the Company’s 100% owned underground copper, zinc, gold and silver mine located in Flin Flon, Manitoba, which closed in 2022, as described in the Offering Documents;

“Act” means the Canada Business Corporations Act;

“Additional Shares” has the meaning given to it in the second paragraph of this Agreement;

“affiliate”, “associate”, “material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto in the Securities Act (Ontario) in effect on the date hereof;

“Agreement” means the agreement resulting from the acceptance by the Company of the offer made by the Underwriters by this underwriting agreement;

“Applicable Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws;

“Applicable Time” has the meaning given to it in the seventh paragraph of this Agreement;

“Bid Letter” means the letter agreement dated as of May 21, 2024, as amended May 22, 2024, between the Company and the Joint Bookrunners, on behalf of the Underwriters, related to the Offering;

“Bolsa Exchange” means the Bolsa de Valores de Lima, a stock exchange located in Lima, Peru;

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario are not open for business;

“Canadian Base Shelf Prospectus” has the meaning given to it in the third paragraph of this Agreement;

“Canadian Offering Documents” means each of the Canadian Prospectus and any Canadian Prospectus Amendment, including the Documents Incorporated by Reference and any Marketing Documents;

“Canadian Preliminary Prospectus” has the meaning given to it in the third paragraph of this Agreement;

“Canadian Preliminary Prospectus Supplement” has the meaning given to it in the third paragraph of this Agreement;

“Canadian Prospectus” has the meaning given to it in the fifth paragraph of this Agreement;

“Canadian Prospectus Amendment” means any amendment to the Canadian Prospectus, including the Documents Incorporated by Reference;

“Canadian Prospectus Supplement” has the meaning given to it in the fifth paragraph of this Agreement;

“Canadian Securities Commissions” means the securities regulatory authorities in each of the Qualifying Jurisdictions;

“Canadian Securities Laws” means all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Qualifying Jurisdictions including, but not limited to, the WKSI Blanket Orders;

“CDS” means CDS Clearing and Depository Services Inc.;

“Claims” has the meaning given to it in Section 9;

“Closing Date” has the meaning given to it in Section 13;

“Closing Time” has the meaning given to it in Section 13;

“Code” means the Internal Revenue Code of 1986, as amended, and includes the regulations and published interpretations thereunder;

“Commission” means the Ontario Securities Commission;

“Common Shares” means the common shares in the capital of the Company;

“Company” means Hudbay Minerals Inc.;

“Constancia Mine” means the Company’s 100% owned open pit copper mine located in Peru, which achieved commercial production in the second quarter of 2015, as described in the Offering Documents;

“Copper Mountain Mine” means the open pit copper mine located in British Columbia, Canada, which the Company indirectly holds a 75% interest in through its subsidiary, Copper Mountain Mine (BC) Ltd., which achieved commercial production in the second quarter of 2011, as described in the Offering Documents;

“Copper World Project” means the open pit copper project located in Arizona, United States, which the Company indirectly owns 100% through its subsidiary, Copper World Inc., as described in the Offering Documents;

“Credit Facilities” means, collectively, (i) the US$150 million senior secured revolving facility dated October 26, 2021, as amended; and (ii) the US$300 million senior secured revolving facility dated October 26, 2021, as amended;

“CSA Staff Notice 44-306” has the meaning given to it in the third paragraph of this Agreement;

“Debt Instruments” means collectively, the Credit Facilities, the Senior Notes and all other loans, notes, bonds, debentures, indentures, promissory notes (including those issued in connection with various acquisitions), mortgages, sale and lease back arrangements, security, guarantees or other instruments evidencing indebtedness (demand or otherwise) for borrowed money or other similar liability to which the Company or the Material Subsidiaries are a party or to which their property or assets are otherwise bound;

“Distribution” means “distribution” or “distribution to the public” as those terms are defined in the Canadian Securities Laws, except for where otherwise specified in this Agreement;

“Documents Incorporated by Reference” means all interim and annual financial statements, management’s discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports, Marketing Documents and other documents that are or are required by Applicable Securities Laws to be incorporated by reference into the Offering Documents, as applicable, except to the extent that such documents, or certain parts thereof, are modified or superseded by a statement contained in the Prospectuses or Prospectus Supplements or any other document subsequently filed that is also incorporated by reference with the Prospectuses;

“Dual Prospectus Receipt” means the receipt issued by the Commission, which is deemed to also be a receipt of the other Canadian Securities Commissions pursuant to Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions, for the Canadian Base Shelf Prospectus and any Canadian Prospectus Amendment, as the case may be;

“EDGAR” means the SEC’s Electronic Document Gathering and Retrieval System;

“Employee Plans” has the meaning given to it in Section 7(41);

“Environmental Laws” has the meaning given to it in Section 7(50);

“Environmental Permits” has the meaning given to it in Section 7(50);

“ERISA” has the meaning given to it in Section 7(70);

“ERISA Affiliate” means, with respect to the Company or a Material Subsidiary, any member of any group of organizations described in Section 414 of the Code of which the Company or such Material Subsidiary is a member;

“Financial Statements” means the audited consolidated financial statements of the Company as at and for the years ended December 31, 2023 and December 31, 2022, and the unaudited condensed consolidated interim financial statements of the Company as at and for the period ended March 31, 2024, including the notes to such statements and the related auditors’ report in respect thereof;

“FINRA” has the meaning given to it in the eighth paragraph of this Agreement;

“Firm Shares” has the meaning given to it in the first paragraph of this Agreement;

“Form F-X” has the meaning given to it in the fourth paragraph of this Agreement;

“Government Official” means (a) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority, (b) any salaried political party official, elected member of political office or candidate for political office, or (c) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;

“Governmental Authority” means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing, but excludes any First Nations or Indigenous governing bodies;

“Hazardous Materials” has the meaning given to it in Section 7(50);

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, as the same may be amended or supplemented from time to time;

“Indemnified Party” or “Indemnified Parties” has the meaning given to it in Section 9;

"Intellectual Property Rights” has the meaning given to it in Section 7(69);

“Issuer Free Writing Prospectus” means an “issuer free writing prospectus” as defined in Rule 433 under the U.S. Securities Act relating to the Offered Shares that (i) is required to be filed with the SEC by the Company, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) under the U.S. Securities Act whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the U.S. Securities Act because it contains a description of the Offered Shares or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the U.S. Securities Act;

"IT Systems” has the meaning given to it in Section 7(67);

“Joint Bookrunners” has the meaning given to it in the first paragraph of this Agreement;

“Joint Venture Agreement” means the shareholders’ agreement dated July 31, 2009, as amended, between Copper Mountain Mining Corp. and Mitsubishi Materials Corp. respecting the Copper Mountain Mine;

“Lalor Mine” means the Company’s 100% owned underground zinc, gold and copper mine located near Snow Lake, Manitoba, which achieved commercial production in the third quarter of 2014, as described in the Offering Documents;

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy such property or assets;

“Marketing Documents” means any marketing materials approved in accordance with Section 3(2);

“marketing materials” has the meaning given to it in NI 41-101;

“Material Adverse Effect” means any change (including a decision to implement a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable), effect, event, occurrence, circumstance, violation or inaccuracy, as the case may be, that has or would reasonably be expected to: (i) have a material and adverse effect on the business, affairs, capital, results of operation, properties, prospects, permits, assets, liabilities (absolute, accrued, contingent or otherwise) or financial condition, whether or not arising from transactions in the ordinary course of business, of the Company and the Material Subsidiaries considered on a consolidated basis; or (ii) result in any Offering Document containing a misrepresentation;

“Material Agreement” means the Streaming Agreements, the Credit Facilities, the Joint Venture Agreement and the Senior Note Indentures;

“Material Leased Real Properties” means all real properties leased, subleased, licensed and/or otherwise occupied by the Company and/or one or more of its Material Subsidiaries that form part of, or are included in, the Material Properties.

“Material Mineral Interests” means the Material Leased Real Properties, Material Owned Real Properties and the Mining Rights.

“Material Properties” means collectively, the Constancia Mine, the Lalor Mine, the Copper World Project, and the Copper Mountain Mine, each as further described in the Offering Documents;

“Material Owned Real Properties” means all real properties owned by the Company and/or one or more of its Material Subsidiaries that form part of, or are included in, the Material Properties.

“Material Subsidiaries” means the entities set out in Schedule “A” to this Agreement in which the Company directly or indirectly holds the types and percentages of securities or other ownership interests therein set forth;

“Mineral Processing Facilities” means any and all mills or other processing facilities owned and/or operated by the Company and/or the Material Subsidiaries located on or near the Material Properties, to the extent that such mills or processing facilities were built or are being used, or are intended to be built or used, for the processing of ore from the Material Properties;

“Mining Rights” means all rights, whether contractual or otherwise, for the exploration for or exploitation of mineral resources and reserves together with surface rights, Water Rights, royalty interests, fee interests, joint venture interests and other leases, rights of way and enurements related to any such rights, in respect of the Material Properties;

“MJDS” has the meaning given to it in the fourth paragraph of this Agreement;

“Money-Laundering Laws” has the meaning given to it in Section 7(33);

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 43-101” means National Instrument 43-101 – Standards for Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NYSE” means the New York Stock Exchange;

“OFAC” has the meaning given to it in Section 7(34);

“Offered Shares” has the meaning given to it in the second paragraph of this Agreement;

“Offering” means the sale of Offered Shares pursuant to this Agreement;

“Offering Documents” means the Canadian Offering Documents and the U.S. Offering Documents;

“Offering Jurisdictions” means the United States and the Qualifying Jurisdictions;

“Offering Price” has the meaning given to it in the first paragraph of this Agreement;

“OI 44-501” has the meaning given to it in the third paragraph of this Agreement;

“Option Closing Date” has the meaning given to it in Section 15(1);

“Option Closing Time” has the meaning given to it in Section 15(1);

“Over-Allotment Option” has the meaning given to it in the second paragraph of this Agreement;

“Permit” has the meaning given to it in Section 7(48);

“Permitted Encumbrances” means any Lien in respect of the Material Properties, Mineral Processing Facilities and all other present and after-acquired real or personal property, principally used or acquired for use by the Company and/or the Material Subsidiaries in connection with all development, construction, mining, production and extraction activities at the Material Properties, constituted by the following:

(i)	inchoate or statutory liens for taxes, assessments, royalties, rents or charges not at the time due or payable, or being contested in good faith through appropriate proceedings and for which adequate reserves have been maintained in accordance with IFRS, if applicable;

(i)	encumbrances arising by operation of applicable law, securing the claims of Persons having taken part in the construction or renovation of real property and other like encumbrances arising in the ordinary course of business which are not overdue for a period of more than 30 days or which are being contested in good faith and by appropriate proceedings;

(ii)	statutory encumbrances incurred or pledges or deposits made under worker’s compensation, employment insurance and other social security legislation;

(iii)	any reservations or exceptions contained in the original grants of land or by applicable statute or the terms of any lease in respect of any Material Properties or comprising the Material Properties;

(iv)	minor discrepancies in the legal description or acreage of or associated with the Material Properties or any adjoining properties which would be disclosed in an up to date survey and any registered easements and registered restrictions or covenants that run with the land which do not materially detract from the value of, or materially impair the use of the Material Properties for the purpose of conducting and carrying out mining operations thereon;

(v)	rights of way for or reservations or rights of others for, sewers, water lines, gas lines, electric lines, telegraph and telephone lines, and other similar utilities, or zoning bylaws, ordinances, surface access rights or other restrictions as to the use of the Material Properties, which do not in the aggregate materially detract from the use of the Material Properties by the Company and/or the Material Subsidiaries for the purpose of conducting and carrying out mining operations thereon;

(vi)	Aboriginal or First Nations claims to title or other rights or interests in and to any of the Material Properties or the lands associated with the Material Properties;

(vii)	liens granted to secure any Capital Lease Obligations (as defined in the Credit Facilities);

(viii)	liens not otherwise herein expressly permitted incurred in the ordinary course of business of the Company and/or the Material Subsidiaries with respect to obligations that do not exceed C$100,000,000 at any one time outstanding;

(ix)	liens, letters of credit, surety bonds or other rights granted by the Company and/or the Material Subsidiaries to secure the performance of statutory obligations or regulatory requirements (including reclamation and permitting obligations);

(x)	the royalties comprised of (a) any royalty payable to the Government of Peru, (b) a 0.5% royalty with respect to certain concessions associated with the Constancia Mine, (c) a 3% net smelter return royalty with respect to the Copper World Project, and (d) a 5% net smelter royalty payable to Sandstorm Gold Ltd. with respect to a portion of the North Pit of the Copper Mountain Mine and certain adjacent claims;

(xi)	encumbrances related to the royalty agreement dated effective as of January 1, 2015 between Callinan Royalties Company and Hudson Bay Mining and Smelting Co., Limited related to the 777 Mine and surrounding area;

(xii)	encumbrances related to the Credit Facilities, the Streaming Agreements and other ancillary agreements related thereto; and

(xiii)	any other encumbrances existing as of the date hereof that are permitted under the terms of the Credit Facilities.

“Person” shall be interpreted broadly and include any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

"Personal Data” has the meaning given to it in Section 7(67);

"Policies” has the meaning given to it in Section 7(68);

“Preliminary Prospectuses” has the meaning given to it in the fourth paragraph of this Agreement;

“Pricing Disclosure Package” has the meaning given to it in the seventh paragraph of this Agreement;

“Privacy Laws” has the meaning given to it in Section 7(68);

“Prospectus Supplements” has the meaning given to it in the fifth paragraph of this Agreement;

“Prospectuses” has the meaning given to it in the fifth paragraph of this Agreement;

“Purchasers” means, collectively, each of the purchasers of the Offered Shares arranged by the Underwriters pursuant to the Offering;

“Qualifying Jurisdictions” means each of the provinces and territories of Canada, other than Québec, and such other jurisdictions to which the Underwriters and the Company may agree;

“RBC” has the meaning given to it in the first paragraph of this Agreement;

“Registration Statement” has the meaning given to it in the fourth paragraph of this Agreement;

“Repayment Event” means any event or condition which gives a third party pursuant to the terms of any Material Agreement, Debt Instrument or otherwise (or any person acting on such third party’s behalf) the right to require the repurchase, redemption, repayment, acceleration, default, or cross default of all or a portion of such indebtedness or other repayments of amounts outstanding that are owing, directly or indirectly, by the Company or the Material Subsidiaries;

“Sarbanes Oxley” has the meaning given to it in Section 7(24);

“SEC” has the meaning given to it in the fourth paragraph of this Agreement;

“SEDAR+” means the System for Electronic Document Analysis and Retrieval +;

“Selling Firm” has the meaning given to it in Section 2(1);

“Senior Note Indentures” means (i) the indenture dated as of September 23, 2020 with respect to the 6.125% senior notes due 2029 (the “2029 Notes”), entered into among the Company, certain guarantors and U.S. Bank National Association as trustee; and (ii) the indenture dated as of March 8, 2021 with respect to the 4.50% senior notes due 2026 (the “2026 Notes”, and together with the 2029 Notes, the “Senior Notes”), entered into among the Company, the guarantors party thereto and U.S. Bank National Association as trustee;

“Streaming Agreements” means, collectively, (i) the precious metals purchase agreement dated August 8, 2012, as amended on November 12, 2014 and March 27, 2017, between Silver Wheaton Corp. and the Company in respect of the 777 Mine, (ii) the amended and restated precious metals purchase agreement dated November 4, 2013, as amended on June 2, 2014, September 10, 2014, December 31, 2016, April 20, 2020 and May 10, 2021 between Silver Wheaton (Caymans) Ltd., the Company and its subsidiary HudBay (BVI) Inc. in respect of the Constancia Mine; and (iii) the amended and restated precious metals purchase agreement dated February 8, 2019 between HudBay Arizona (Barbados) SRL, Hudbay Minerals Inc., Wheaton International and Wheaton Precious Metals;

“Shelf Information” has the meaning given to it in the fifth paragraph of this Agreement;

“Shelf Procedures” means NI 44-101 and NI 44-102;

“Standard Listing Conditions” has the meaning given to it in Section 14(1)(g);

“Supplementary Material” means, collectively, any amendment to the Offering Documents and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under Applicable Securities Laws relating to the Offering and/or the distribution of the Offered Shares;

“Tax Act” means the Income Tax Act (Canada) as amended, re-enacted or replaced from time to time and any proposed amendments thereto announced publicly by or on behalf of the Minister of Finance (Canada) on or prior to the date of this Agreement;

“Technical Reports” means, collectively, (i) “NI 43-101 Technical Report, Lalor and Snow Lake Operations, Manitoba, Canada” with an effective date of January 1, 2021 and issued to the Company by Olivier Tavchandjian; (ii) “NI 43-101 Technical Report, Constancia Mine, Cuzco, Peru” with an effective date of January 1, 2021 and issued to the Company by Olivier Tavchandjian; (iii) “NI 43-101 Technical Report, Phase I Pre-Feasibility Study and Updated Mineral Resource Estimates, Copper World Project, Pima County, Arizona, USA” with an effective date of July 1, 2023 and issued to the Company by Olivier Tavchandjian; and (iv) “NI 43-101 Technical Report, Updated Mineral Resources and Mineral Reserves Estimate, Copper Mountain Mine, Princeton, British Columbia, Canada” with an effective date of December 1, 2023 and issued to the Company by Olivier Tavchandjian.

“template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning given to it in the first paragraph of this Agreement;

“Underwriting Fee” has the meaning given to it in the ninth paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Amended Prospectus” means any amendment or supplement to the U.S. Prospectus;

“U.S. Base Prospectus” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Offering Documents” means the Registration Statement, any U.S. Registration Statement Amendment, the U.S. Prospectus, any U.S. Amended Prospectus and the Pricing Disclosure Package;

“U.S. Preliminary Prospectus” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Preliminary Prospectus Supplement” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Prospectus” has the meaning given to it in the fifth paragraph of this Agreement;

“U.S. Prospectus Supplement” has the meaning given to it in the fifth paragraph of this Agreement;

“U.S. Registration Statement Amendment” means any amendment to the Registration Statement and any post-effective amendment to the Registration Statement filed with the SEC during the Distribution of the Offered Shares;

“U.S. Securities Act” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Securities Laws” means all applicable United States securities laws, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder;

“Water Rights” means water rights, water concessions, water leases and water supply agreements, ditch rights or other interests in water or water conveyance rights owned or leased by the relevant Person; and

“WKSI Blanket Orders” has the meaning given to it in the third paragraph of this Agreement.

(2)	Capitalized terms used but not defined herein have the meanings ascribed to them in the Canadian Prospectus.

(3)	Any reference in this Agreement to a Section or Subsection shall refer to a section or subsection of this Agreement.

(4)	All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(5)	Any reference in this Agreement to “C$” or to “dollars” shall refer to the lawful currency of Canada and any reference to “US$” shall refer to the lawful currency of the United States.

(6)	The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” – Material Subsidiaries

Schedule “B” – Matters to be Addressed in the Company’s Canadian Counsel Opinion

Schedule “C” – Pricing Terms Included in the Pricing Disclosure Package

Section 2      Distribution of the Offered Shares

(1)	Each Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a “Selling Firm”) as its agents in the Offering and each such Underwriter may determine the remuneration payable to such Selling Firm but at no additional cost to the Company. The Underwriters may offer the Offered Shares, directly and through Selling Firms or any affiliate of an Underwriter, in the Offering Jurisdictions for sale to the public only in accordance with Applicable Securities Laws and in any jurisdiction outside of the Offering Jurisdictions (subject to Section 6 hereof) to Purchasers permitted to purchase the Offered Shares only in accordance with Applicable Securities Laws and applicable securities laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing and such Underwriter shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement.

(2)	For purposes of this Section 2, the Underwriters shall be entitled to assume that the Offered Shares are qualified for Distribution in any Offering Jurisdiction, unless otherwise notified in writing by the Company.

(3)	The Joint Bookrunners, or any one of them, shall promptly notify the Company when, in their opinion, the Distribution of the Offered Shares has ceased and will provide to the Company, as soon as practicable thereafter but in any event within 30 days after completion of the Distribution, a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Commissions and, if applicable, in the United States.

(4)	The Underwriters shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Company, its securities or the Offering, other than as set forth in the Offering Documents, any Issuer Free Writing Prospectus or in any Marketing Documents.

(5)	Notwithstanding the foregoing provisions of this Section 2, no Underwriter will be liable to the Company under this Section 2 with respect to a default or breach by another Underwriter or another Underwriter’s duly registered broker-dealer affiliate in the United States or another Underwriter’s Selling Firm, as the case may be.

(6)	Subject to Section 6, the Underwriters acknowledge that the Company is not taking any steps to qualify the Offered Shares for Distribution or register the Offered Shares or the Distribution thereof with any securities regulatory authority outside of the Offering Jurisdictions.

Section 3      Preparation of Prospectus Supplements; Marketing Documents; Due Diligence

(1)	During the period of the Distribution of the Offered Shares, the Company shall co-operate with the Underwriters to allow and assist the Underwriters to participate in the preparation of, and allow the Underwriters to approve, acting reasonably, the form and content of, the Prospectus Supplements and any amendments thereto and any Issuer Free Writing Prospectus and shall allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require to fulfil the Underwriters’ obligations under Applicable Securities Laws as underwriters and, in the case of the Canadian Prospectus Supplement and any Canadian Prospectus Amendment, to enable the Underwriters to execute any certificate required under Applicable Securities Laws to be executed by the Underwriters.

(2)	Without limiting the generality of clause (1) above, during the distribution of the Offered Shares:

(a)	subject to Section 7(1)(d), the Company shall prepare, in consultation with the Underwriters, and shall approve in writing, prior to the time that any such marketing materials are provided to potential Purchasers, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential Purchasers, and such marketing materials shall comply with Applicable Securities Laws and shall be acceptable in form and substance to the Underwriters and their U.S. and Canadian counsel, acting reasonably;

(b)	the Joint Bookrunners, on behalf of the Underwriters, shall approve a template version of any such marketing materials in writing prior to the time that such marketing materials are provided to potential Purchasers;

(c)	the Company shall file a template version of any such marketing materials on SEDAR+ and on EDGAR as soon as reasonably practical after such marketing materials are so approved in writing by the Company and the Joint Bookrunners, on behalf of the Underwriters, and in any event on or before the day that the Joint Bookrunners have specified that the marketing materials will be first provided to any potential Purchaser, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR+ (provided that if any such comparables are removed, the Company shall deliver a complete template version of any such marketing materials to the Commission), and the Company shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing; and

(d)	following the approvals and filings set forth in Section 3(2)(a) to Section 3(2)(c) above, the Underwriters may provide a limited use version of such marketing materials to potential Purchasers and which shall comply with Applicable Securities Laws.

(3)	The Company and each Underwriter, on a several basis, covenants and agrees not to provide any potential Purchaser with any marketing materials except for marketing materials which have been approved as contemplated in Section 3(2).

Section 4      Material Changes

(1)	During the period from the date of this Agreement to the completion of the Distribution of the Offered Shares, the Company covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing of:

(a)	any material change of the Company and its Material Subsidiaries (on a consolidated basis);

(b)	any material fact which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents or any Issuer Free Writing Prospectus had the fact arisen or been discovered on or prior to the date of such document;

(c)	any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Canadian Offering Documents, as they exist immediately prior to such change, with respect to (a), (b) and (c) above, in each case, which fact or change is, or may reasonably be expected to be, of such a nature as (i) to render any statement in such Canadian Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect, (ii) which would result in the Canadian Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, not complying in any material respect with the laws of any Qualifying Jurisdiction in which the Offered Shares are to be offered for sale, or (iii) which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Company; and

(d)	the occurrence of any event as a result of which (i) the Registration Statement or any U.S. Registration Statement Amendment, in each case as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the U.S. Prospectus, any U.S. Amended Prospectus, the Pricing Disclosure Package or any Issuer Free Writing Prospectus, in each case as then amended or supplemented (in the case of the Pricing Disclosure Package, as of the Applicable Time), would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading.

(2)	The Underwriters agree, and will require each Selling Firm to agree, to cease the Distribution of the Offered Shares upon the Underwriters receiving written notification of any change or material fact with respect to any Offering Document contemplated by this Section 4 and to not recommence the Distribution of the Offered Shares until Supplementary Materials disclosing such change are filed in such Offering Jurisdiction.

(3)	The Company shall promptly comply with all applicable filing and other requirements under Applicable Securities Laws whether as a result of such change, material fact or otherwise; provided that the Company shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof.

(4)	If during the Distribution of the Offered Shares there is any change in any Applicable Securities Laws, which results in a requirement to file a Canadian Prospectus Amendment or U.S. Registration Statement Amendment, the Company shall, subject to Section 4(3) above, make any such filing under Applicable Securities Laws as soon as possible.

(5)	The Company shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 4.

Section 5      Deliveries to the Underwriters

(1)	The Company shall deliver or cause to be delivered to the Underwriters:

(a)	copies of the Canadian Prospectus and any Marketing Documents duly signed as required by the laws of all of the Qualifying Jurisdictions;

(b)	copies of the Registration Statement, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the Registration Statement;

(c)	copies of any Canadian Prospectus Amendment required to be filed under Section 4 hereof duly signed as required by the laws of all of the Qualifying Jurisdictions; and

(d)	any U.S. Registration Statement Amendment or U.S. Amended Prospectus required to be filed under Section 4 hereof, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the U.S. Registration Statement Amendment;

provided, that with respect to (i) clauses (a) and (c) of this Section 5(1), if the documents are publicly available on SEDAR+, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1); and (ii) clauses (b) and (d) of this Section 5(1), if the documents are publicly available on EDGAR, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1).

(2)	The Company shall forthwith cause to be delivered to the Underwriters in such cities in the Offering Jurisdictions as they may reasonably request, without charge, such numbers of commercial copies of the Canadian Base Shelf Prospectus and the Canadian Prospectus Supplement and any Marketing Documents and U.S. Prospectus, excluding in each case the Documents Incorporated by Reference, as the Underwriters shall reasonably require. The Company shall similarly cause to be delivered to the Underwriters commercial copies of any Canadian Prospectus Amendment or U.S. Amended Prospectus, excluding in each case the Documents Incorporated by Reference. The Company agrees that such deliveries shall be effected as soon as possible and, in any event not later than 12:00 noon (Eastern time) on the Business Day following the filing of the Canadian Prospectus or Canadian Prospectus Amendment, as applicable, provided that the Underwriters have given the Company written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Company consents to the use by the Underwriters and Selling Firms of the Offering Documents in connection with the Distribution of the Offered Shares in compliance with the provisions of this Agreement.

(3)	By the act of having delivered the Offering Documents to the Underwriters (or in the case of the Pricing Disclosure Package, having conveyed such information to prospective investors), the Company shall have represented and warranted to the Underwriters that all information and statements (except information and statements relating solely to the Underwriters, which have been furnished by the Underwriters in writing for inclusion therein) contained in such documents, at the respective dates of initial delivery thereof (or as of the Applicable Time in the case of the Pricing Disclosure Package), comply with the Applicable Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and constitute full, true and plain disclosure of all material facts relating to the Company and the Offering as required by the Applicable Securities Laws.

(4)	The Company shall also deliver or cause to be delivered to the Underwriters, concurrently with the execution of this Agreement, a “long form” comfort letter of the Company’s auditors, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company, with respect to certain financial and accounting information relating to the Company and its subsidiaries and affiliates contained in the Offering Documents, which letter shall be in addition to the auditors’ report incorporated by reference in the Prospectuses.

Section 6      Regulatory Approvals

The Company will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Company will qualify the Offered Shares for offer and sale under the Applicable Securities Laws of the Offering Jurisdictions and maintain such qualifications in effect for so long as required for the Distribution of the Offered Shares; provided, however, that (i) the Company shall not be obligated to make any material filing, file any prospectus, registration statement or similar document, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions, or subject itself to taxation in respect of doing business in any of such other jurisdictions in which it is not otherwise so subject, or become subject to any additional periodic reporting or continuous disclosure obligations in such other jurisdictions and (ii) the Underwriters and the Selling Firms shall comply in all material respects with the applicable laws in any such designate jurisdiction in making offers and sales of Offered Shares therein.

Section 7      Representations and Warranties of the Company

The Company represents and warrants to each of the Underwriters as set forth below and acknowledges that the Underwriters are relying on such representations and warranties in entering into this Agreement.

(1)            Prospectus Matters.

(i)	The Company is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and on the date of and upon filing of the Canadian Prospectus Supplement there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Offered Shares that will not have been filed as required. The Company (i) satisfies the definition of “well-known seasoned issuer” or “WKSI” in compliance with the WKSI Blanket Orders by virtue of the fact that, as of March 26, 2024, the Company’s public float (as defined in each of the WKSI Blanket Orders) of outstanding listed equity securities was approximately C$3,221,354,167.20; and (ii) discloses in its audited financial statements (a) a gross revenue, derived from mining operations, of at least C$55,000,000 for the Company’s most recently completed financial year; and (b) gross revenue, derived from mining operations, of at least C$165,000,000 in the aggregate over the Company’s three most recently completed financial years.

(ii)	The Canadian Base Shelf Prospectus complied, as of the time of filing thereof, and all other Canadian Offering Documents as of the time of filing thereof will comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Base Shelf Prospectus, as of the time of filing thereof, did not, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Base Shelf Prospectus, as of the time of filing thereof, constituted, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, will constitute, full, true and plain disclosure of all material facts relating to the Offered Shares and to the Company; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Canadian Offering Document in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Joint Bookrunners specifically for use therein that relates specifically to any Underwriter.

(iii)	As of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment thereto will comply in all material respects with the U.S. Securities Act and the applicable rules and regulations of the SEC, and did not or will not, as applicable, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; the Registration Statement and the U.S. Preliminary Prospectus complied, in each case as of the time of filing thereof, and the U.S. Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof, will comply, in all material respects with the applicable requirements of U.S. Securities Laws; the U.S. Preliminary Prospectus did not, as of the time of filing thereof, and the U.S. Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; the Pricing Disclosure Package, as of the Applicable Time, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any U.S. Offering Document in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Joint Bookrunners specifically for use therein that relates specifically to any Underwriter.

(iv)	The Company (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any Issuer Free Writing Prospectus related to the offering of the Offered Shares that is a “written communication” (as defined in Rule 405 under the U.S. Securities Act), except in accordance with Section 3 hereof. Each such Issuer Free Writing Prospectus complied in all material respects with the applicable U.S. Securities Laws, has been or will be (within the time period specified in Rule 433 under the U.S. Securities Act) filed in accordance with the U.S. Securities Act (to the extent required thereby) and, when taken together with the Pricing Disclosure Package as of the Applicable Time, each such Issuer Free Writing Prospectus, did not, and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Joint Bookrunners specifically for use therein that relates specifically to any Underwriter. Each such Issuer Free Writing Prospectus did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the U.S. Prospectus.

(v)	The Company meets the general eligibility requirements for the use of Form F-10 under the U.S. Securities Act and at the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Offered Shares and at the date hereof, the Company was not and is not an “ineligible issuer”, as defined in Rule 405 under the U.S. Securities Act.

(vi)	The Documents Incorporated by Reference at the time they were or hereafter are filed with the SEC and/or the Commission complied or will comply, as applicable, in all material respects with the requirements of all Applicable Securities Laws. Each such Document Incorporated by Reference, when taken together with the Pricing Disclosure Package, did not as of the Applicable Time, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(2)	Good Standing of the Company. The Company: (i) is a corporation existing under the federal laws of Canada and is and will at the Closing Time be current and up to date with all material filings required to be made and in good standing under the Act , (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties, and (iii) has all requisite corporate power and authority to issue and sell the Offered Shares, grant the Over-Allotment Option, and to execute, deliver and perform its obligations under this Agreement.

(3)	Good Standing and Ownership of Material Subsidiaries. The Company’s only material subsidiaries are the Material Subsidiaries listed in Schedule “A” hereto, which schedule is true, complete and accurate in all respects. Each of the Material Subsidiaries is a corporation organized and existing under the laws of the jurisdiction set out in Schedule “A”, is current and up to date with all material filings required to be made and has all requisite corporate power and capacity to own, lease and operate its properties and to conduct its business as is now carried on by it or proposed to be carried on by it, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business. All of the issued and outstanding shares in the capital of each Material Subsidiary have been duly authorized and validly issued, are fully paid and are directly or indirectly beneficially owned by the Company, except as indicated on Schedule “A”, free and clear of any Liens (other than Permitted Encumbrances); and none of the outstanding securities of any Material Subsidiary was issued in violation of the pre emptive or similar rights of any security holder of such subsidiary. There exist no options, warrants, purchase rights, or other contracts or commitments (other than as set out in the Permitted Encumbrances and Joint Venture Agreement) that could require the Company to sell, transfer or otherwise dispose of any securities of any Material Subsidiary.

(4)	No Proceedings for Dissolution. No act or proceeding has been taken by or against the Company or the Material Subsidiaries in connection with their liquidation, winding up or bankruptcy, or to the knowledge of the Company is pending.

(5)	Share Capital of the Company. The authorized and issued share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares, of which 351,097,372 Common Shares and nil preferred shares were issued and outstanding as at the close of business on May 21, 2024. The attributes of the Common Shares (including the Offered Shares) and the Over-Allotment Option conform in all material respects with their description in the Offering Documents.

(6)	Form of Share Certificates. The form of certificate respecting the Common Shares has been approved and adopted by the board of directors of the Company and does not conflict with any applicable laws and complies with the rules and regulations of the TSX and the NYSE.

(7)	Common Shares are Listed. The Common Shares are listed and posted for trading on the TSX, the NYSE (and are registered pursuant to Section 12(b) of the U.S. Exchange Act) and the Bolsa Exchange, and the Company has applied or submitted notice, if and as required under the by laws, rules and regulations of such exchange, to list the Offered Shares on the TSX, the NYSE and the Bolsa Exchange, and neither the Company nor its subsidiaries has taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSX, the NYSE (including terminating the registration of the Common Shares under the U.S. Exchange Act) or the Bolsa Exchange.

(8)	Stock Exchange Compliance. The Company is, and will at the Closing Time be, in compliance in all material respects with all the by laws, rules and regulations of the TSX, the NYSE and the Bolsa Exchange.

(9)	No Cease Trade Orders. No order ceasing or suspending trading in securities of the Company or prohibiting the sale of securities by the Company has been issued by an exchange or securities regulatory authority, and no proceedings for this purpose have been instituted, or are, to the Company’s knowledge, pending, contemplated or threatened.

(10)	Reporting Issuer Status. As at the date hereof, the Company is a “reporting issuer” in each of the Qualifying Jurisdictions, within the meaning of the Canadian Securities Laws in such jurisdictions, and is not currently in default of any requirement of the Canadian Securities Laws of such jurisdictions and the Company is not included on a list of defaulting reporting issuers maintained by any of the Canadian Securities Commissions.

(11)	Offered Shares Valid. The Firm Shares have been, and the Additional Shares will be, duly and validly created and authorized for issuance and sale and when issued and delivered by the Company pursuant to this Agreement, the Offered Shares will be validly issued as fully paid and non-assessable Common Shares. The Offered Shares will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities of the Company.

(12)	Transfer Agent. TSX Trust Company at its offices in Toronto, Ontario has been duly appointed as the transfer agent and registrar for the Common Shares.

(13)	Absence of Rights. Other than as disclosed in the Offering Documents, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of the Company or any other agreement or option, for the issue or allotment of any unissued shares of the Company or any other security convertible into or exchangeable for any such shares or to require the Company to purchase, redeem or otherwise acquire any of the issued and outstanding shares of the Company. There are no contracts, agreements or understandings between the Company and any Person granting such Person the right to require the Company to file a registration statement under the U.S. Securities Act or to file a prospectus under Canadian Securities Laws with respect to any securities of the Company owned or to be owned by such Person or to require the Company to include such securities in the Offering.

(14)	Corporate Actions. All necessary corporate action has been taken by the Company so as to: (i) authorize the execution, delivery and performance of this Agreement; (ii) authorize the execution and delivery by it of the Offering Documents, as applicable, and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions under Canadian Securities Laws and in the United States under the U.S. Securities Laws, as applicable; (iii) validly issue and sell the Offered Shares as fully paid and non-assessable Common Shares; and (iv) grant the Over-Allotment Option.

(15)	Valid and Binding Documents. This Agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding obligation of, and is enforceable against, the Company in accordance with its terms (subject to bankruptcy, insolvency or other laws affecting the rights of creditors generally, the availability of equitable remedies and the qualification that rights to indemnity and waiver of contribution may be unenforceable and that enforceability is subject to the provisions of the Limitation Act (Ontario)).

(16)	No Consents, Approvals, etc. The execution and delivery of this Agreement and the fulfilment of the terms hereof by the Company and the issuance, sale and delivery of the Offered Shares to be issued and sold by the Company do not and will not require the consent, approval, authorization, registration or qualification of or with any Governmental Authority, stock exchange or other third party (including under the terms of any Material Agreements or Debt Instruments), except: (i) those which have been obtained or those which may be required and shall be obtained prior to the Closing Time under Applicable Securities Laws or the rules of the TSX or the NYSE, and (ii) such customary post closing notices or filings required to be submitted within the applicable time frame pursuant to Applicable Securities Laws, as may be required in connection with the Offering.

(17)	Continuous Disclosure. The Company is in compliance in all material respects with its timely and continuous disclosure obligations under Canadian Securities Laws, including insider reporting obligations, and, without limiting the generality of the foregoing, there has been no Material Adverse Effect that has occurred since March 31, 2024, which has not been publicly disclosed and the information and statements in the Documents Incorporated by Reference were true and correct in all material respects as of the respective dates of such information and statements and at the time such documents were filed on SEDAR+, as applicable, and except as may have been corrected by subsequent disclosure, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading, and the Company has not filed any confidential material change reports since December 31, 2023 which remain confidential as at the date hereof.

(18)	Forward Looking Information. With respect to forward looking information contained in the Offering Documents: (i) the Company had a reasonable basis for the forward looking information at the time the disclosure was made; (ii) all forward looking information is identified as such, and all such documents caution users of forward looking information that actual results may vary from the forward looking information and identifies material risk factors that could cause actual results to differ materially from the forward looking information; and states the material factors or assumptions used to develop forward looking information; and (iii) all future oriented financial information and each financial outlook: (a) has been prepared in accordance with generally accepted accounting principles in Canada or IFRS, using the accounting policies the Company expects to use to prepare its historical financial statements for the period covered by the future oriented financial information or the financial outlook; (b) presents fully, fairly and correctly in all material respects the expected results of the operations for the periods covered thereby; (c) is based on assumptions that are reasonable in the circumstances, reflect the Company’s intended course of action, and reflect management’s expectations concerning the most probable set of economic conditions during the periods covered thereby; (d) is limited to a period for which the information in the future oriented financial information or financial outlook can be reasonably estimated. No forward-looking statement or forward-looking information (within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act or Canadian Securities Laws) included or incorporated by reference in the Prospectuses or any Issuer Free Writing Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith and in accordance with Applicable Securities Laws.

(19)	Financial Statements. The Financial Statements, as at the date of each, and except as may have been corrected by subsequent disclosure: (i) present fairly the financial position of the Company and its subsidiaries on a consolidated basis and the statements of operations, retained earnings, cash flow from operations and changes in financial information of the Company and its subsidiaries on a consolidated basis for the periods specified in such Financial Statements; (ii) have been prepared in conformity with IFRS, applied on a consistent basis throughout the periods involved, or as noted therein; and (iii) do not contain any misrepresentations, with respect to the period covered by the Financial Statements. All disclosures contained in the Prospectuses regarding “non-GAAP” financial measures (as such term is defined by the rules and regulations of the SEC) have been derived from the accounting records of the Company and its Material Subsidiaries and present fairly the information shown thereby. The statistical and market related data included in the Prospectuses and, if any, “road show” (as defined in Rule 433 under the U.S. Securities Act) are based on or derived from sources that the Company and its Material Subsidiaries believe to be reliable and accurate in all material respects and the forward looking statements included in the Prospectuses represent their good faith estimates that are made on the basis of data derived from such sources.

(20)	Off Balance Sheet Transactions. There are no material off balance sheet transactions, arrangements, obligations or liabilities of the Company or its subsidiaries whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed and are not disclosed or reflected in the Financial Statements or MD&A.

(21)	Accounting Policies. There have been no change in accounting policies or practices of the Company or its subsidiaries since March 31, 2024.

(22)	Liabilities. Neither the Company, nor any of the Material Subsidiaries has any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements or referred to or disclosed herein, other than liabilities, obligations, or indebtedness or commitments: (i) incurred in the normal course of business; or (ii) which would not have a Material Adverse Effect.

(23)	Independent Auditors. The auditors who reported on and certified the Financial Statements for the fiscal year ended December 31, 2023 are an independent registered public accounting firm as required by the U.S. Securities Act and the rules and regulations of the SEC and the applicable rules and regulations adopted by the Public Company Oversight Board (United States) and are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and Canadian Securities Laws and there has never been a “reportable event” (within the meaning of NI 51-102) with the present auditors of the Company during the last three years. Any non-audit services provided by the auditors to the Company have been approved by the Audit Committee of the Board of Directors of the Company.

(24)	Accounting Controls. Other than as disclosed in the Offering Documents, the Company and each of the Material Subsidiaries maintains, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Other than as disclosed in the Offering Documents, the Company maintains disclosure controls and procedures and internal control over financial reporting on a consolidated basis as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, and as at March 31, 2024, such controls were effective. Since March 31, 2024, the Company is not aware of any material weakness in the Company’s internal control over financial reporting (whether or not remediated) or change in the Company’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting. Other than as disclosed in the Offering Documents, the Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) of the U.S. Exchange Act) that complies with the requirements of the U.S. Exchange Act and the Sarbanes Oxley Act of 2002 (“Sarbanes Oxley”) and has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 of the U.S. Exchange Act) that comply with the requirements of the U.S. Exchange Act and Sarbanes Oxley; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and the Subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities; and such disclosure controls and procedures are effective.

(25)	No Voting Control. Neither the Company nor its subsidiaries are party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any securities of the Company or its subsidiaries.

(26)	Purchases and Sales. Neither the Company nor the Material Subsidiaries has approved or has entered into any binding agreement in respect of: (i) the purchase of any material property or any interest therein or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by the Company or the Material Subsidiaries whether by asset sale, transfer of shares, or otherwise; and (ii) the Company has no knowledge of (A) a change of control (by sale or transfer of Common Shares or sale of all or substantially all of the assets of the Company or the Material Subsidiaries or otherwise) of the Company or the Material Subsidiaries; or (B) a proposed or planned disposition of Common Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or shares of the Material Subsidiaries.

(27)	Material Agreements and Debt Instruments. The Material Agreements are the only material contracts (as defined under Canadian Securities Laws) of the Company and the Material Subsidiaries on a consolidated basis. All of the Material Agreements and Debt Instruments of the Company and of the Material Subsidiaries have been disclosed in the Offering Documents and are valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. The Company and the Material Subsidiaries have performed all obligations (including payment obligations) in a timely manner under, and are in compliance with all terms, conditions and covenants (including all financial maintenance covenants) contained in each Material Agreement and Debt Instruments. Neither the Company nor the Material Subsidiaries is in violation, breach or default and, except as disclosed in the Offering Documents, neither has received any notification from any party claiming that the Company or the Material Subsidiaries is in breach, violation or default under any Material Agreement, Debt Instrument or any other indenture, mortgage, loan or credit agreement, note, contract, franchise, lease or other instrument to which the Company or any of its Material Subsidiaries is a party or by which it or any of them may be bound that would reasonably be expected to have a Material Adverse Effect and no other party, to the knowledge of the Company, is in breach, violation or default of any term under any Material Agreement or Debt Instrument or any other indenture, mortgage, loan or credit agreement, note, contract, franchise, lease or other instrument to which the Company or any of its Material Subsidiaries is a party or by which it or any of them may be bound that would reasonably be expected to have a Material Adverse Effect.

(28)	No Material Changes. Subsequent to the respective dates as of which information is given in the Offering Documents, except as disclosed in the Offering Documents: (i) there has been no material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise) business, condition (financial or otherwise), properties, capital, prospects or results of operations of the Company and the Material Subsidiaries on a consolidated basis; and (ii) there have been no transactions entered into by the Company or the Material Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and the Material Subsidiaries on a consolidated basis.

(29)	Absence of Proceedings. Other than as disclosed in the Offering Documents, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or Governmental Authority, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of the Company, threatened against or affecting the Company or any Material Subsidiary which is required to be disclosed in the Offering Documents, and which if not so disclosed, or which if determined adversely, would have a Material Adverse Effect, or would materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations hereunder. The aggregate of all pending legal or governmental proceedings to which the Company or any Material Subsidiary is a party or of which any of their respective property or assets is subject, which are not described in the Offering Documents include only ordinary routine litigation incidental to the business, properties and assets of the Company and the Material Subsidiaries and would not reasonably be expected to result in a Material Adverse Effect. There are no judgments or orders against the Company or any of the Material Subsidiaries which are unsatisfied that would reasonably be expected to have a Material Adverse Effect, nor are there any consent decrees or injunctions to which the Company or the Material Subsidiaries or their assets, properties or business are subject that would reasonably be expected to have a Material Adverse Effect.

(30)	Absence of Defaults and Conflicts. Neither the Company nor the Material Subsidiaries is in violation, default or breach of, and the execution, delivery and performance of this Agreement, and the consummation of the transactions and compliance by the Company with its obligations hereunder, and the sale of the Offered Shares and the grant of the Over-Allotment Option do not and will not, whether with or without the giving of notice or passage of time or both, result in a material violation, default or breach of, or conflict with, or result in a Repayment Event or the creation or imposition of any Lien upon any property or assets of the Company, or the Material Subsidiaries under the terms or provisions of (i) any Material Agreements or Debt Instruments, (ii) the articles or by-laws or other constating documents or resolutions of the directors or shareholders of the Company or the Material Subsidiaries, (iii) any existing applicable law, statute, rule, regulation including applicable Securities Laws and the rules and regulations of the TSX, the NYSE and the Bolsa Exchange, (iv) any judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company, or the Material Subsidiaries or any of their assets, properties or operations, except, in the case of clause (i), (iii) and (iv) above, for such violations, defaults or breaches, as applicable, that are immaterial.

(31)	Taxes. All tax returns, reports, elections, remittances and payments of the Company and the Material Subsidiaries required by applicable law to have been filed or made in any applicable jurisdiction, have been filed or made (as the case may be) and are true, complete and correct except where the failure to make such filing, election, or remittance and payment would not result in a Material Adverse Effect, and all taxes of the Company and of the Material Subsidiaries have been paid or accrued in the Financial Statements (except as any extension may have been requested and granted and in any case in which the failure to pay or accrue such taxes would not result in a Material Adverse Effect). To the knowledge of the Company, no examination of any tax return of the Company or the Material Subsidiaries is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by the Company or the Material Subsidiaries, except where such examination, issues or disputes would not reasonably be expected to have a Material Adverse Effect. No tax deficiency has been asserted against the Company and the Material Subsidiaries which would result in a Material Adverse Effect.

(32)	Anti-Bribery Laws. Neither the Company nor the Material Subsidiaries nor to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti-bribery or anti-corruption laws applicable to the Company and the Material Subsidiaries, including but not limited to the U.S. Foreign Corrupt Practices Act and Canada’s Corruption of Foreign Public Officials Act, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (x) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Company or the Material Subsidiaries in obtaining or retaining business for or with, or directing business to, any person; or (y) to any person in a manner which would constitute a violation or have the effect of violating any anti-bribery or anti-corruption laws applicable to the Company and the Material Subsidiaries. The Company and its Material Subsidiaries and, to the knowledge of the Company, the Company’s affiliates, have conducted their respective businesses in compliance with all applicable provisions of applicable anti-corruption and anti-bribery statutes and regulations, and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith.

(33)	Anti-Money Laundering. The operations of the Company and the Material Subsidiaries are and have been conducted at all times in compliance with the requirements of applicable anti-money laundering laws, including, but not limited to, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Bank Secrecy Act of 1970, as amended by the USA PATRIOT ACT of 2001, and the rules and regulations promulgated thereunder, and the anti-money laundering laws of the various jurisdictions in which the Company and the Subsidiaries conduct business (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of the Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(34)	OFAC Requirements. None of the Company nor any of the Material Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of the Material Subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. Government, including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or other relevant sanctions authority (collectively, “Sanctions”) or located, organized, or resident in a country that is the subject or target of Sanctions, and the Company will not directly or indirectly use the proceeds of the offering of the Offered Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person or entity (i) to fund or facilitate any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject or the target of Sanctions or (ii) in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(35)	No Acquisition or Disposition. The Company has not completed any “significant acquisition” nor is it proposing any “probable acquisitions” (as such terms are defined in NI 51 102) that would require the inclusion or incorporation by reference of any additional financial statements or pro forma financial statements in the Prospectus or the filing of a business acquisition report pursuant to Canadian Securities Laws.

(36)	Previous Acquisitions. The Company’s acquisition of Rockcliff Metals Corp. and Copper Mountain Mining Corp., were completed in material compliance with all applicable corporate and securities laws and all necessary corporate and regulatory approvals, consents, authorizations, registrations, and filings required in connection therewith were obtained and complied with in all material respects. The Company conducted all due diligence procedures in connection with such acquisitions as are standard and customary for transactions of such nature, including environmental due diligence.

(37)	Compliance with Laws. The Company and the Material Subsidiaries are, in all material respects, conducting their business in compliance with all applicable laws, rules and regulations of each jurisdiction in which their respective businesses are carried on or being operated and are licensed, registered or qualified in all jurisdictions in which they own, lease or operate their properties or carry on business to enable their business to be carried on as now conducted and their properties and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing, except in respect of matters which do not or will not result in a Material Adverse Effect, and the Company and the Material Subsidiaries have not received a notice of non-compliance, nor know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, rules, regulations, licenses, registrations or qualifications which could have a Material Adverse Effect and will at the Closing Time and any Option Closing Time be valid, subsisting and in good standing.

(38)	No Loans. The Company and the Material Subsidiaries are not a party to any material Debt Instrument, other than those disclosed in the Offering Documents. Neither the Company nor the Material Subsidiaries have made any material loans to or secured or guaranteed the material obligations of any person other than the Company and its subsidiaries.

(39)	Directors and Officers. None of the directors or officers of the Company are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(40)	Minute Books and Records. The minute books and records of the Company made available to counsel for the Underwriters in connection with their due diligence investigation of the Company for the periods requested to the date hereof are all of the minute books and records of the Company and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company in respect of that period, as the case may be, to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company to the date hereof not reflected in such minute books and other records, other than those which are not material in the context of the Company.

(41)	Employee Plans. The Offering Documents disclose, to the extent required by applicable Canadian Securities Laws, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company, which includes for certainty any “employee benefit plan” that is a registered pension plan as such term is defined in the Tax Act (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(42)	Dividends. Other than dividend payments as disclosed in the Offering Documents, during the previous 12 months, the Company has not, directly or indirectly, declared or paid any other dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or securities or agreed to do any of the foregoing. There are no restrictions upon or impediment to, the declaration or payment of dividends by the directors of the Company or the payment of dividends by the Company in the constating documents or in any Material Agreements or Debt Instruments, other than pursuant to the terms of the Senior Notes and the Credit Facilities. The Company’s expectations in connection with the continued payment of the dividends has been disclosed in the Offering Documents.

(43)	Fees and Commissions. Other than the Underwriters (and their Selling Firms) pursuant to this Agreement, there is no other person acting at the request of the Company, or to the knowledge of the Company, purporting to act who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein.

(44)	Entitlement to Proceeds. Other than the Company, there is no person that is or will be entitled to demand some or any part of the net proceeds of the Offering.

(45)	Related Parties. None of the directors, officers or employees of the Company, any known holder of more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or any known associate or affiliate of any of the foregoing Persons, at the time of any transaction, had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Company and the Material Subsidiaries, on a consolidated basis. Neither the Company nor the Material Subsidiaries has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (as such term is used in the Tax Act with them).

(46)	Full Disclosure. The Company has not withheld and will not withhold from the Underwriters prior to the Closing Time, any material facts relating to the Company, its subsidiaries or the Offering.

(47)	Material Properties and Mining Rights.

(i)	The Material Properties are the only material mines, projects or operations currently owned by the Company.

(ii)	The Company or one of the Material Subsidiaries is the legal and beneficial owner of, and/or has good and marketable title to, or a valid leasehold interest in, the Material Processing Facilities, the Material Owned Real Properties and the Material Leased Real Properties, as applicable, free and clear of any material Liens or charges (other than Permitted Encumbrances).

(iii)	Except as set out in the Offering Documents, all of the Material Mineral Interests have been validly registered and recorded in favour of the Company or one of the Material Subsidiaries, as applicable, in accordance with all applicable laws and are in good standing, are valid and enforceable, free and clear of any material Liens or charges (other than Permitted Encumbrances), as applicable.

(iv)	Except for payments made to Governmental Authorities to maintain certain permits and licenses, mining taxes, royalty, participation and profit sharing payments as disclosed in the Offering Documents and pursuant to the Streaming Agreements, neither the Company nor the Material Subsidiaries have any obligation to pay any ongoing commission, license fee or similar payment to any person in respect of the Material Mineral Interests or the Material Processing Facilities.

(v)	There are no outstanding options, rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any of the rights, title or interests in the Material Mineral Interests or the Material Processing Facilities (or minerals produced therefrom or thereat), other than arm’s length offtake agreements and in connection with the Streaming Agreements and the Joint Venture Agreement.

(vi)	Except as otherwise disclosed in the Offering Documents: (a) the Material Mineral Interests are sufficient to permit the Company and/or the Material Subsidiaries to access, explore for, extract, exploit, remove, develop, mine, process and refine the mineral deposits, ore bodies and mineral inventories relating thereto as is currently conducted or anticipated to be conducted except those Mining Rights as are anticipated to be obtained in the ordinary course and consistent with the anticipated timing as set forth in the Offering Documents; (b) the Company and the Material Subsidiaries have all necessary Mining Rights, property rights, surface or access rights, water rights, rights of way, ingress and egress rights and other necessary rights and interests relating to the Material Properties and the Mineral Processing Facilities as are necessary for the conduct of the Company’s or the Material Subsidiaries’ current operations; and (c) there are no material restrictions on such Material Mineral Interests that would reasonably be expected to have a Material Adverse Effect.

(48)	Possession of Permits and Authorizations. The Company and the Material Subsidiaries have obtained all permits, certificates, licenses, approvals, consents and other authorizations (collectively, the “Permits”) issued by the appropriate federal, provincial, regional, state, local or foreign regulatory agencies or bodies necessary to carry on the business of the Company and the Material Subsidiaries as it is currently conducted and the Company expects any additional Permits that are required to carry out its and the Material Subsidiaries’ planned business activities to be obtained, except where the failure to possess such Permits would not reasonably be expected to have a Material Adverse Effect. The Company and the Material Subsidiaries are in compliance with the terms and conditions of all such Permits except where such non-compliance would not reasonably be expected to have a Material Adverse Effect. All of the Permits issued to date are valid and in full force and effect. Neither the Company nor the Material Subsidiaries have received any notice of proceedings relating to the revocation or modification of any such Permits or any notice advising of the refusal to grant any Permit that has been applied for or is in process of being granted.

(49)	Mineral Information. The Company is in compliance with the provisions of NI 43 101 and has filed all technical reports in respect of its Material Properties required thereby, which remain current as at the date hereof. The Technical Reports comply in all material respects with the requirements of NI 43 101 and there is no new material scientific or technical information concerning the Material Properties since the respective dates thereof that would require a new technical report in respect of any such Material Property to be issued. The information set forth in the Offering Documents relating to scientific and technical information, including the estimates of the mineral resources and mineral reserves of the Material Properties, have been prepared in accordance with Canadian industry standards set forth in NI 43 101; and the method of estimating the mineral resources and mineral reserves has been verified by mining experts who are “qualified persons” (within the meaning of NI 43 101) and the information upon which the estimates of mineral resources and mineral reserves were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof.

(50)	Environmental Laws. With respect to the Material Properties:

(i)	each of the Company and the Material Subsidiaries is in material compliance with any and all applicable federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), except where the violation would not reasonably be expected, on an individual or aggregate basis, to have a Material Adverse Effect;

(ii)	the Company and the Material Subsidiaries have obtained all licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the business as currently carried on by the Company and the Material Subsidiaries, and the Company expects any additional Environmental Permits that are required to carry out its and the Material Subsidiaries’ planned business activities to be obtained and each Environmental Permit is valid, subsisting and in good standing and neither the Company nor the Material Subsidiaries are in material default or breach of any Environmental Permit and no proceeding is pending, or to the knowledge of the Company, after due enquiry, threatened to revoke or limit any Environmental Permit;

(iii)	neither the Company nor any of the Material Subsidiaries have used, except in material compliance with all Environmental Laws and Environmental Permits in effect at the applicable time, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance, and no conditions exist at, on or under any property now or previously owned, operated or leased by the Company or the Material Subsidiaries which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Laws, individually or in the aggregate, that has or may reasonably be expected to have a Material Adverse Effect;

(iv)	except for those notices, offences, orders or directions that would not reasonably be expected, on an individual or aggregate basis, to have a Material Adverse Effect: (a) neither the Company nor any of the Material Subsidiaries nor to the knowledge of the Company, after due enquiry, if applicable, any predecessor companies, have received any notice of, or been prosecuted for an offence alleging, non compliance with any Environmental Laws, and neither the Company nor the Material Subsidiaries nor to the knowledge of the Company, if applicable, any predecessor companies have settled any allegation of non compliance short of prosecution; and (b) there are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or the Material Subsidiaries, nor has the Company or any of the Material Subsidiaries received notice of any of the same;

(v)	all exploration, development, mining and processing operations on the Material Properties and at the Mineral Processing Facilities, including all operations and activities relating to the development, construction and commissioning of the Material Properties, have been conducted in all material respects in accordance with all applicable material workers’ compensation and health and safety and workplace laws, regulations and policies;

(vi)	except as ordinarily or customarily required by applicable permit or where it would not reasonably be expected, on an individual or aggregate basis, to have a Material Adverse Effect, neither the Company nor any of the Material Subsidiaries have received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean up site or corrective action under any law including any Environmental Laws; and

(vii)	there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or the Material Subsidiaries except for ongoing audits, evaluations, assessments, studies or tests conducted by or on behalf of the Company in the ordinary course.

(51)	Closure and Reclamation. Any closure, post-closure, reclamation, and remediation activities that have been or will be conducted by or on behalf of the Company and its Material Subsidiaries will be conducted in compliance with all applicable laws, including Environmental Laws, and in compliance with the plans of the Company and its Material Subsidiaries in respect thereof and any other agreements or undertakings (oral or written) provided by the Company to applicable Governmental Authorities in connection therewith.

(52)	No First Nations or Indigenous Claims. (i) There are no material claims or actions with respect to First Nations or Indigenous rights currently threatened or, to the knowledge of the Company, after due enquiry, pending with respect to the Company or the Material Subsidiaries or any of the property interests of the Company or the Material Subsidiaries; (ii) except in respect of the [Redacted – commercially sensitive information] as disclosed in the Offering Documents, the Company is not aware of any material land entitlement claims or aboriginal land claims having been asserted; (iii) the Company is not aware of any legal actions relating to aboriginal or community issues having been instituted with respect to the Material Properties; and (iv) no material dispute between the Company or any Material Subsidiary and any local or First Nations or Indigenous group exists or, to the knowledge of the Company, is threatened or imminent with respect to any of the Company’s properties or activities, in each such case which would reasonably be expected to have a Material Adverse Effect.

(53)	Community Agreements. All of the Company’s material community agreements entered into in connection with the Material Properties and as disclosed in the Offering Documents are valid, binding and in good standing and the Company is in compliance with all of its material obligations pursuant to such community agreements, including but not limited to its relocation obligations.

(54)	Community Relationships. Except in respect of the [Redacted – commercially sensitive information] as disclosed in the Offering Documents, there are no material complaints, issues or proceedings with communities affected by or located on the Material Properties, which are ongoing or anticipated which could have the effect of materially interfering, delaying or impairing the ability of the Company and the Material Subsidiaries to operate the Material Properties or the Material Processing Facilities.

(55)	Government Relationships. The Company and the Material Subsidiaries maintain a good working relationship with all Governmental Authorities in the jurisdictions in which their Material Properties and Mineral Processing Facilities are located, or in which they otherwise carry on their business or operations. All such government relationships are intact and mutually cooperative and, to the knowledge of the Company, there exists no condition or state of fact or circumstances in respect thereof, that would prevent the Company or the Material Subsidiaries from conducting its business and all activities in connection with its Material Properties and Mineral Processing Facilities as currently conducted or proposed to be conducted and there exists no actual or, to the knowledge of the Company, threatened termination, limitation, modification or material change in the Company’s or Material Subsidiaries’ working relationship with any Governmental Authorities.

(56)	No Expropriation. No part of the Material Properties, Mineral Processing Facilities, Material Mineral Interests, or Permits have been taken, revoked, condemned or expropriated by any Governmental Authority nor has any written notice or proceedings in respect thereof been given, or to the knowledge of the Company, been commenced, threatened or is pending, nor does the Company have any knowledge of the intent or proposal to give such notice or commence any such proceedings.

(57)	Insurance. The Company and its Material Subsidiaries maintain insurance against such losses, risks and damages to their properties and assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage are in good standing, in full force and effect in all respects and not in default. Each of the Company and the Material Subsidiaries is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Company or the Material Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Company has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, and neither the Company nor any of the Material Subsidiaries has failed to promptly give any notice of any material claim thereunder.

(58)	No Work Stoppage or Interruptions. There are no actions, proceedings, inquiries, disruption, protests, blockades or initiatives by non-governmental organizations, activist groups or similar entities or persons, that are ongoing or anticipated which could materially adversely affect the ability of the Company or the Material Subsidiaries from developing and operating the Material Properties.

(59)	Labour Matters. No material work stoppage, strike, lock out, labour disruption, dispute, grievance, arbitration, proceeding or other conflict with the employees of the Company or the Material Subsidiaries currently exists and the Company and the Material Subsidiaries are in material compliance with all provisions of all federal, national, regional, provincial, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours.

(60)	Employment Standards. There are no material complaints against the Company or the Material Subsidiaries before any employment standards branch or tribunal or human rights tribunal, nor, to the knowledge of the Company, any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to the Company. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation which place any material obligation upon the Company or the Material Subsidiaries to do or refrain from doing any act. The Company and Material Subsidiaries are currently in material compliance with all workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against either of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim.

(61)	Collective Bargaining Agreements. The Company and/or its Material Subsidiaries are party to collective bargaining agreements with their unionized employees at the Constancia Mine in Peru and at the Company’s Manitoba operations and expects to enter into new or extensions to such collective bargaining agreements with each of the applicable labour unions in 2024. Except with respect to the collective bargaining agreement in Peru, which expired in November 2023 and is currently the subject of renewal negotiations, all such collective bargaining agreements are valid, in good standing and in full force and effect, and the Company and/or its Material Subsidiaries, as the case may be, are in compliance with all material terms and conditions of such collective bargaining agreements and neither the Company nor any of its Material Subsidiaries are aware of any material non compliance or breach of such agreements by any other parties thereto. Other than in respect of its unionized employees with which collective bargaining agreements are in place as at the date hereof, to the knowledge of the Company, no action has been taken or is actively being contemplated to organize or unionize any other employees of the Company or the Material Subsidiaries that would have a Material Adverse Effect.

(62)	Real Property. The Company and the Material Subsidiaries have good and marketable title in fee simple to all real property, good and marketable title to all personal property owned by them, in each case free and clear of all Liens, encumbrances and defects except such as are described in the Offering Documents or such as do not materially affect the value of such property and do not interfere with the use made of such property by the Company and the Material Subsidiaries; and any real property and buildings held under lease by the Company and the Material Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made of such property and buildings by the Company and the Material Subsidiaries.

(63)	Passive Foreign Investment Company Status. The Company believes that it was not classified as a passive foreign investment company within the meaning of section 1297 of the U.S. Internal Revenue Code of 1986, as amended (a “PFIC”), for its prior taxable year, and does not expect to be classified as a PFIC for the year of the Offering or in the foreseeable future.

(64)	Stabilization. Neither the Company nor any Subsidiary has taken, nor will the Company or any Material Subsidiary take, directly or indirectly, any action which is designed to or which constitutes or might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Shares.

(65)	Investment Company. The Company is not and, after giving effect to application of the net proceeds of the offering of the Offered Shares as described in the Offering Documents, will not be, required to register as an “investment company” under the Investment Company Act of 1940 the (“1940 Act”), as amended, and will conduct its business in a manner so that it will not become subject to the 1940 Act.

(66)	Sarbanes Oxley Act. The Company is in compliance in all material respects with all applicable effective provisions of Sarbanes Oxley and the rules and regulations promulgated in connection therewith.

(67)	Cybersecurity. The Company and its Material Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are reasonably believed by the Company to be adequate for protecting the information technology and Personal Data used in connection with the operation of the business of the Company and its Material Subsidiaries’ as currently conducted and, to the Company’s knowledge, are free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Company and its Material Subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards designed to maintain and protect their confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including “personal data” as defined by the EU General Data Protection Regulations (EU 2016 679) and any personal, personally identifiable, household, sensitive, confidential or regulated data (“Personal Data”)) used in connection with their businesses, except to the extent that a failure to do so could not reasonably be expected to result in a Material Adverse Effect, and to the best knowledge of the Company, there have been no breaches, violations, outages or unauthorized uses of or accesses to any IT System or Personal Data used in connection with the operation of the Company’s and its Material Subsidiaries’ businesses that could reasonably be expected to result in a Material Adverse Effect. The Company and its Material Subsidiaries are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification.

(68)	Privacy Laws. The Company and each of its Material Subsidiaries are, and for the past five years have been, in compliance in all material respects with all applicable data privacy and security laws, statutes, judgements, orders, rules and regulations of any court or arbitrator or any other governmental or regulatory authority and all applicable laws regarding the collection, use, transfer, export, storage, protection, disposal or disclosure by the Company and its Material Subsidiaries of Personal Data collected from or provided by third parties (collectively, the “Privacy Laws”). The Company and its Material Subsidiaries have in place, comply with, and take appropriate steps reasonably designed to (i) ensure compliance with all of its internal policies, third-party obligations and industry standards regarding Personal Data; and (ii) reasonably protect the security and confidentiality of all Personal Data (collectively, the “Policies”). To the knowledge of the Company, the execution, delivery and performance of this Agreement will not result in a material breach or material violation of any Privacy Laws or Policies. Neither the Company nor any Material Subsidiary has received notice of any actual or potential liability under or relating to, or actual or potential material violation of, any of the Privacy Laws and is unaware of any other facts that, individually or in the aggregate, would reasonably indicate material non-compliance with any Privacy Laws or Policies. To the Company’s knowledge, there is no action, suit or proceeding by or before any court or governmental agency, authority or body pending or threatened alleging material non-compliance with Privacy Laws or Policies.

(69)	Intellectual Property. The Company and its Material Subsidiaries own or possess sufficient trademarks, trade names, patent rights, copyrights, licenses, approvals, trade secrets and other similar rights (collectively, “Intellectual Property Rights”) reasonably necessary to conduct their businesses as now conducted; and the expected expiration of any of such Intellectual Property Rights would not result in a Material Adverse Effect. Neither the Company nor any of its Material Subsidiaries has received any notice of infringement or conflict with asserted Intellectual Property Rights of others, which infringement or conflict, if the subject of an unfavorable decision, would reasonably be expected to result in a Material Adverse Effect.

(70)	ERISA. The Company and its Material Subsidiaries and any “employee benefit plan” (as defined under the Employee Retirement Income Security Act of 1974 (as amended), “ERISA,” which term, as used herein, includes the regulations and published interpretations thereunder), whether or not subject to ERISA, established or maintained by the Company, its Material Subsidiaries or their ERISA Affiliates are in compliance in all material respects with all applicable laws, including ERISA and, to the knowledge of the Company, each “multiemployer plan” (as defined in Section 4001 of ERISA) to which the Company, its Material Subsidiaries or an ERISA Affiliate contributes is in compliance in all material respects with ERISA. No “reportable event” (as defined under ERISA) requiring actual notice to the Pension Benefit Guaranty Corporation has occurred or is reasonably expected to occur with respect to any “employee benefit plan” established or maintained by the Company, its Material Subsidiaries or any of their ERISA Affiliates other than in connection with the prior termination of the White Pine Copper Refinery, Inc. Pension Plan in 2011.

(71)	Federal Reserve System. Neither the issuance, sale and delivery of the Offered Shares nor the application of the proceeds thereof by the Company as described in each of the Registration Statement, the Pricing Disclosure Package and the Prospectuses will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System.

Section 8      Representations, Warranties and Covenants of the Underwriters

(1)	Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Company that:

(a)	it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

(2)	The Underwriters hereby covenant and agree with the Company to the following:

(a)	Compliance with Securities Laws. The Underwriters will offer the Offered Shares for sale to the public in Canada and the United States, directly (including through any affiliate of an Underwriter) and through the Selling Firms, only in compliance with all Applicable Securities Laws, upon the terms and conditions set forth in the Canadian Prospectus or the U.S. Prospectus, as applicable, any Canadian Prospectus Amendment or U.S. Amended Prospectus, the Pricing Disclosure Package and this Agreement and will offer the Offered Shares for sale to the public outside of Canada and the United States, directly (including through any affiliate of an Underwriter) and through other Selling Firms, only in compliance with all applicable laws and regulations in each jurisdiction into and from which they may offer or sell the Offered Shares, upon the terms and conditions set forth in the Canadian Prospectus or the U.S. Prospectus, as applicable, any Canadian Prospectus Amendment or U.S. Amended Prospectus, the Pricing Disclosure Package and this Agreement. The Underwriters shall not, directly or indirectly, solicit offers to purchase or sell the Offered Shares or deliver any Offering Documents so as to require registration of the Offered Shares or filing of a prospectus or registration statement with respect to the Offered Shares or compliance by the Company with regulatory requirements (including any continuous disclosure obligations or similar reporting obligations) under the laws of any jurisdiction other than the Offering Jurisdictions and the Underwriters shall not make any representations or warranties with respect to the Company or the Offered Shares, other than as set forth in the Offering Documents.

(b)	Completion of Distribution. The Underwriters will use their commercially reasonable efforts to complete the Distribution of the Offered Shares as promptly as possible after the Closing Time.

(3)	The Company agrees that the Underwriters are acting severally and not jointly (nor jointly and severally) in performing their respective obligations under this Agreement and, except otherwise provided herein, that no Underwriter shall be liable for any act, omission or conduct by any other Underwriter.

(4)	No Underwriter that is a non-resident for purposes of the Tax Act will render any services under this Agreement in Canada.

(5)	ING Bank N.V., covenants and agrees with the Company that it and any Selling Firm appointed by it shall only sell Offered Shares outside of Canada in accordance with applicable securities laws and shall not, directly or indirectly, advertise or solicit offers to purchase or sell Offered Shares in Canada and, at the Closing Time, ING Bank N.V. and any Selling Firm appointed by any of it, shall deliver a certificate to the Company and the Joint Bookrunners confirming that, to the best of its knowledge, it has not sold any Offered Shares to any residents of Canada.

Section 9      Indemnity, Contribution and Limitation of Liability

(1)	The Company hereby agrees to indemnify and hold harmless the Underwriters, each of their subsidiaries and affiliates and each of their respective directors, officers, employees, partners, agents, each other person, if any, controlling the Underwriters or any of its subsidiaries, affiliates and each shareholder of the Underwriters and the successors and assigns of all the foregoing persons (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”), from and against any and all losses, expenses, claims (including, without limitation, securityholder or derivative actions, arbitration proceedings or otherwise), actions, suits, proceedings, investigations, damages and liabilities, joint or several, including, without limitation, the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations, inquiries or claims and the reasonable fees and expenses of their counsel and other expenses incurred in connection with any claim, action, suit, proceeding or investigation or in enforcing this indemnity (collectively, the “Losses”) that may be suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, connected with or arising out of any action, suit, proceeding, investigation, inquiry or claim that may be made or threatened by any person or in enforcing this indemnity whether or not resulting in liability (collectively the “Claims”) insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, (i) any untrue statement or alleged untrue statement of material fact contained in the information (whether written or oral) supplied to any prospective investor by or on behalf of the Company (including but not limited to any of the Offering Documents or any bona fide electronic road show as defined in Rule 433(h) under the U.S. Securities Act (a “road show”)) or any omission or alleged omission to state therein a material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, provided, however, that this shall not apply to any information contained in or omitted from any Offering Document in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Joint Bookrunners specifically for use therein that relates specifically to any Underwriter; or (ii) the performance of professional services rendered to the Company by the Underwriters and/or the Indemnified Parties pursuant to or in connection with this Agreement.

(2)	The Company agrees to waive any right the Company may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or any person asserting Claims on behalf of or in right of the Company for or in connection with either (i) or (ii) above, except, in the case of (ii) above only, to the extent any Losses suffered by the Company are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted primarily from the gross negligence or fraudulent act of such Indemnified Party. The Company will not, without the Underwriters’ prior written consent, make any admission of liability, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless the Company has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

(3)	Promptly after receiving notice of a Claim against the Underwriters or any other Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company, the Underwriters or any such other Indemnified Party will notify the Company in writing of the particulars thereof, provided that the failure or delay in so notifying the Company shall not relieve the Company of any liability which the Company may have to the Underwriters or any other Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required materially prejudices the defense of such Claim (through the forfeiture of substantive rights and defenses) or results in any material increase in the liability which the Company has under this indemnity. The Company shall have 14 days after receipt of the notice to undertake, at its own expense, the settlement or defense of the Claim, including prompt employment of counsel acceptable to the Indemnified Parties and payment of all expenses. The relevant Indemnified Parties shall have the right to participate in the settlement or defense of the Claim.

(4)	The foregoing indemnity shall not apply, to (ii) above only, to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such Losses to which the Indemnified Party may be subject were primarily caused by the gross negligence or fraudulent act of the Indemnified Party. If for any reason the foregoing indemnity is found to be unavailable to or unenforceable by (other than in accordance with the terms hereof) the Underwriters or any other Indemnified Party or insufficient to hold the Underwriters or any other Indemnified Party harmless in respect of a Claim, the Company shall contribute to the amount paid or payable by the Underwriters or any other Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Underwriters or any other Indemnified Party on the other hand but also the relative fault of the Company, the Underwriters or any other Indemnified Party, as well as any relevant equitable considerations; provided that the Company shall, in any event, contribute to the amount paid or payable by the Underwriters or any other Indemnified Party as a result of such Claim, any excess of such amount over the amount of the Commission received by the Underwriters pursuant to this Agreement. The rights of contribution herein provided shall be in addition to, and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise. No person guilty of fraudulent misrepresentation (within the meaning of Section 11 of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 9, each director, officer, affiliate and employee of an Underwriter and each person, if any, who controls an Underwriter within the meaning of the U.S. Securities Act and the U.S. Exchange Act shall have the same rights to contribution as such Underwriter, and each director of the Company, and each person, if any, who controls the Company with the meaning of the U.S. Securities Act and the U.S. Exchange Act shall have the same rights to contribution as the Company.

(5)	The Company agrees that if any legal proceeding shall be brought against the Company and/or the Indemnified Parties by any governmental commission or regulatory authority or any other party, or in case any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Company, the Underwriters and/or any Indemnified Party and the Underwriters or any other Indemnified Party shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the engagement pursuant to this Agreement, the Indemnified Parties shall have the right to employ their own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including, without limitation, an amount to reimburse the Indemnified Parties for time spent in connection therewith) and reasonable expenses incurred by the Indemnified Parties in connection therewith shall be paid by the Company as they occur.

(6)	The Company hereby constitutes the Underwriters as trustee for each of the other Indemnified Parties of the Company’s covenants under this indemnity with respect to those persons and the Underwriters agree to accept that trust and to hold and enforce such covenants on behalf of such other Indemnified Parties.

(7)	The Underwriters or any other Indemnified Party may retain counsel in each relevant jurisdiction to separately represent it in the defense or settlement of a Claim, which shall be at the Company’s expense if (i) the Company does not promptly assume the defense of the Claim no later than 14 days after receiving actual notice of the Claim, (ii) the Company agrees to separate representation or (iii) the Underwriters or any other Indemnified Party are advised in writing by counsel that there is an actual or potential conflict in the Company’s and the Underwriters’ or any other Indemnified Party’s respective interests or additional defenses are available to the Underwriters or any other Indemnified Party that are not available to the Company, which makes representation by the same counsel inappropriate.

(8)	The obligations of the Company hereunder are in addition to any liabilities which the Company may otherwise have to the Underwriters or any other Indemnified Party and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Company and the Indemnified Parties.

(9)	The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any expiration or termination of this Agreement.

(10)	The indemnity provided by this Section 9 shall not be assignable by any party hereto without the prior written consent of each other party hereto and no waiver, amendment or other modification of this indemnity shall be effective unless in writing and signed by each of the parties hereto.

Section 10      Covenants of the Company

(1)	The Company covenants and agrees with the Underwriters that:

(a)	the Company will advise the Underwriters, promptly after receiving notice thereof, of the time when each Offering Document or Issuer Free Writing Prospectus has been filed, and will provide evidence satisfactory to the Underwriters of each such filing;

(b)	between the date hereof and the date of completion of the Distribution of the Offered Shares, the Company will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i)	the issuance by any Canadian Securities Commission or the SEC of any order suspending or preventing the use of any of the Offering Documents or any Issuer Free Writing Prospectus, including without limitation the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement, or, to the knowledge of the Company, the threatening of any such order;

(ii)	the issuance by any Canadian Securities Commission, the SEC, the TSX, or the NYSE of any order having the effect of ceasing or suspending the Distribution of the Common Shares or the trading in any securities of the Company or, to the knowledge of the Company, threatening of any proceeding for any such purpose; or

(iii)	any requests made by any Canadian Securities Commission or the SEC for amending or supplementing any of the Offering Documents or any Issuer Free Writing Prospectus or for additional information;

and the Company will use its best efforts to prevent the issuance of any order referred to in subparagraph (b)(i) above or subparagraph (b)(ii) above and, if any such order is issued, to obtain the withdrawal thereof at the earliest possible time;

(c)	the Company will use its reasonable best efforts to obtain the conditional listing of the Offered Shares on the TSX by the Closing Time, subject only to the Standard Listing Conditions, and the Company will use its reasonable best efforts to have the Offered Shares listed and admitted and authorized for trading on the NYSE by the Closing Time, subject only to the official notice of issuance;

(d)	as soon as practicable, but in any event not later than 18 months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), the Company will make generally available to its security holders and to the Joint Bookrunners an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act; and

(e)	the Company will use the net proceeds from the Offering as described in, and subject to the qualifications set out in, the Pricing Disclosure Package and the Prospectuses.

(2)	Prior to the completion of the Distribution of the Offered Shares, the Company will file all documents required to be filed with or furnished to the Canadian Securities Commissions and the SEC pursuant to Applicable Securities Laws.

(3)	The Company shall not, without the prior written consent of the Joint Bookrunners, on behalf of the Underwriters, which consent will not to be unreasonably withheld, directly or indirectly, during the period ending 90 days after the Closing Date: (A) create, allot, authorize, offer, issue, secure, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Common Shares, rights to purchase Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares; or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Shares or other securities or interests, in cash or otherwise, or agree to or announce the intention to do any of the foregoing, other than, in each case: (i) for purposes of director, officer, employee or consultant incentive plans, (ii) in connection with the Company’s long term incentive plan, (iii) to satisfy existing instruments issued at the date hereof, or (iv) to satisfy the requirements of the Company’s dividend reinvestment and optional share purchase plan or similar plan.

(4)	The Company shall use its commercially reasonable best efforts to cause each of the directors and executive officers of the Company and their respective associates to execute lock-up agreements, in favour of the Underwriters, agreeing not to, directly or indirectly, offer, sell, contract to sell, sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to do any of the foregoing, whether through the facilities of a stock exchange, by private placement or otherwise, any Common Shares or other securities of the Company held by them, directly or indirectly, for a period ending 90 days after the Closing Date unless (among other exceptions) they first obtain the prior written consent of the Joint Bookrunners (on behalf of the other Underwriters), which consent will not be unreasonably withheld, provided that such lock-up agreements will not prohibit the executive officers of the Company from exercising any options to purchase Common Shares or to sell the Common Shares issued upon such exercise for purposes of funding the applicable exercise price or related taxes.

(5)	The Company shall generally cooperate with the Underwriters and counsel for the Underwriters to qualify or register (or to obtain exemptions from qualifying or registering) all or any part of the Offered Shares for offer and sale under the securities laws of the Qualifying Jurisdictions and shall comply with such laws and shall continue such qualifications, registrations and exemptions in effect so long as required for the Distribution of the Offered Shares.

(6)	The Company shall pay, and shall indemnify and hold the Underwriters harmless against, any stamp, issue, registration, documentary, sales, transfer or other similar taxes, governmental charges or duties, including any interest and penalties with respect thereto, that are payable in connection with (i) the execution, delivery, consummation or enforcement of this Agreement, (ii) the creation, allotment and issuance of the Offered Shares, (iii) the sale and delivery of the Offered Shares to the Underwriters, and (iv) the resale and delivery of the Offered Shares by the Underwriters in the manner contemplated herein.

(7)	All sums payable by the Company under this Agreement shall be paid free and clear of and without deductions or withholdings of any present or future taxes, levies, imposts, charges or duties, unless the deduction or withholding is required by law, in which case the Company shall pay such additional amount as will result in the receipt by each Underwriter of the full amount that would have been received had no deduction or withholding been made. For greater certainty, this Section 10(7) does not apply to any taxes imposed on or measured by net income (however denominated), any franchise taxes and any branch profits taxes, in each case imposed by a jurisdiction in which the recipient is resident or organized or in which its principal office is located.

(8)	All sums payable to an Underwriter shall be considered exclusive of any value added, goods and services, or similar taxes. Where the Company is obliged to pay such tax on any amount payable hereunder to an Underwriter, the Company shall in addition to the sum payable hereunder pay an amount equal to any applicable value added or similar tax.

Section 11      All Terms to be Conditions

The Company agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by the Underwriters.

Section 12      Termination by Underwriters

(1)	Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Shares by written notice to that effect to the Company and the Joint Bookrunners, at or prior to the Closing Time or the Option Closing Time, as applicable, if:

(a)	any order to cease or suspend trading in any securities of the Company, or prohibiting or restricting the distribution of the Offered Shares is made, or any proceeding is announced or commenced for the making of any such order, by any securities regulatory authority, any stock exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(b)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced or any order or ruling is issued under or pursuant to any statute of Canada or any province or territory thereof, or of the United States or any state thereof, or by any official of any stock exchange, or by any other regulatory authority having jurisdiction over the business and affairs of the Company and its subsidiaries, taken as a whole, or otherwise, or there is any change of law, or the interpretation, pronouncement or administration thereof or in respect thereof which in the opinion of such Underwriter, acting reasonably, may prevent or operates to prevent or restrict the distribution of, trading in, or marketability of the Offered Shares or the trading in any other securities of the Company;

(c)	there should develop, occur or come into effect or existence any event, action, state, condition or occurrence of national or international consequence (including any natural catastrophe, any outbreak or escalation of war, hostilities or terrorism, or national emergency or similar event), or other calamity or crisis, or any change or development involving a prospective change in national or international political, financial or economic conditions or any action, law, regulation, inquiry or other occurrence of any nature whatsoever which, in the opinion of such Underwriter, materially adversely affects or may materially adversely affect the Canadian financial markets generally or the business, operations or affairs of the Company and its subsidiaries, taken as a whole, or the market price or value of the Offered Shares or any other securities of the Company;

(d)	there shall occur, be discovered or be publicly announced by the Company any material change (actual, imminent or reasonably expected) in the business, financial condition, assets, liabilities (contingent or otherwise), results of operations or prospects of the Company and its subsidiaries, taken as a whole, or change in material fact which in the opinion of such Underwriter, acting reasonably, could be expected to have a material adverse effect on the market price or value of the Offered Shares or any other securities of the Company, or such Underwriter shall become aware of any material information with respect to the Company which had not been publicly disclosed at or prior to the date hereof and which in the opinion of such Underwriter, acting reasonably, could be expected to have a material adverse effect on the market price or value of the Offered Shares or any other securities of the Company; or

(e)	the Company shall be in breach of or default under or in non-compliance with any material representation, warranty, term, condition or covenant of this Agreement.

(2)	If this Agreement is terminated by any of the Underwriters pursuant to Section 12(1) or if this Agreement terminates automatically under Section 13, there shall be no further liability on the part of such Underwriter or of the Company to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 9 and Section 16.

(3)	The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 12 shall not be binding upon the other Underwriters.

Section 13      Closing

The closing of the purchase and sale of the Firm Shares herein provided for shall be completed electronically at 8:00 a.m. (Eastern time) on May 24, 2024, or such other date and/or time as may be agreed upon in writing by the Company and the Joint Bookrunners, on behalf of the Underwriters (respectively, the “Closing Time” and the “Closing Date”).

Section 14      Conditions of Closing and Option Closing

(1)	The obligations of the Underwriters under this Agreement are subject to (i) the representations and warranties of the Company contained in this Agreement being true and correct in all material respects (or, if qualified by materiality, in all respects) as at the date of this Agreement, the Closing Time and the Option Closing Time, as applicable, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, (ii), the performance by the Company of its obligations under this Agreement in all material respects and (iii) receipt by the Underwriters, at the Closing Time or Option Closing Time, as applicable, of:

(a)	such legal opinions, dated the Closing Date and Option Closing Date, as applicable, from Goodmans LLP, the Company’s Canadian counsel, or other local counsel as required, addressed to the Underwriters, in form and content acceptable to the Underwriters, acting reasonably, relating to the matters set forth in Schedule “B” subject to customary limitations, assumptions and qualifications;

(b)	such legal opinions, dated the Closing Date and the Option Closing Date, as applicable, from Baker & McKenzie LLP, the Company’s U.S. counsel, addressed to the Underwriters, in form and content acceptable to the Underwriters, acting reasonably, relating to U.S. matters and which shall be accompanied by a “10b-5 letter” addressed to the Underwriters;

(c)	a “10b-5 letter” dated the Closing Date and the Option Closing Date, as applicable, from Latham & Watkins LLP, the Underwriters’ U.S. counsel, addressed to the Underwriters;

(d)	such legal opinions, dated the Closing Date and the Option Closing Date, as applicable, from the Company’s legal counsel, addressed to the Underwriters, in form and content acceptable to the Underwriters, acting reasonably, relating to the Material Subsidiaries, subject to customary limitations, assumptions and qualifications, relating to: (i) the incorporation, formation and existence of such Material Subsidiaries under the laws of their respective jurisdictions; (ii) the authorized and issued capital of such Material Subsidiaries, and the ownership thereof; and (ii) such Material Subsidiaries having the requisite corporate power, capacity and authority under the laws of their respective jurisdictions to carry on their respective businesses as presently carried on, and to own, lease and operate their respective property and assets;

(e)	such legal opinions, dated as of the Closing Date, from the Company’s legal counsel, addressed to the Underwriters, in form and content acceptable to the Underwriters, acting reasonably, with respect to title and ownership rights in the Material Properties;

(f)	the auditor’s comfort letter dated the Closing Date and the Option Closing Date, as applicable, updating the comfort letter referred to in Section 5(4) above with such changes as may be necessary from the comfort letter delivered previously to bring the information therein forward to a date which is within two Business Days of the Closing Date and Option Closing Date, as applicable;

(g)	evidence satisfactory to the Joint Bookrunners that the Offered Shares shall have been (A) listed and admitted and authorized for trading on the NYSE, subject only to official notice of issuance, and (B) conditionally approved for listing on the TSX, subject only to satisfaction by the Company of customary conditions imposed by the TSX in similar circumstances (the “Standard Listing Conditions”);

(h)	a certificate, dated the Closing Date and the Option Closing Date, as applicable, and signed on behalf of the Company, but without personal liability, by the Chief Executive Officer and by the Chief Financial Officer of the Company, or such other officers of the Company as may be reasonably acceptable to the Underwriters, certifying that: (i) the Company has complied in all material respects with all covenants and satisfied all terms and conditions in this Agreement to be complied with and satisfied by the Company at or prior to the Closing Time and the Option Closing Time, as applicable; (ii) all the representations and warranties of the Company contained herein are true and correct as at the Closing Time and the Option Closing Time, as applicable, with the same force and effect as if made at and as of the Closing Time and the Option Closing Time, as applicable, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated hereby; (iii) there has been no material change relating to the Company since the date hereof which has not been generally disclosed, except for the Offering, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (iv) to the knowledge, information and belief of the Persons signing such certificate, after having made reasonable inquiries, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Company has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

(i)	at the Closing Time or Option Closing Time, as applicable, certificates dated the Closing Date or the Option Closing Date, as applicable, signed on behalf of the Company, but without personal liability, by the Chief Executive Officer of the Company or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Company; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Firm Shares and Additional Shares, the grant of the Over-Allotment Option, the authorization of this Agreement and the listing of the Firm Shares and the Additional Shares on the TSX and NYSE; and the incumbency and signatures of signing officers of the Company;

(j)	on the date hereof, at the Closing Time and the Option Closing Time, as applicable, a written certificate executed by the Chief Financial Officer of the Company with respect to certain financial data contained in the Registration Statement, the Pricing Disclosure Package and the Prospectuses, as applicable, providing “management comfort” with respect to such information, in form and content satisfactory to the Underwriters, acting reasonably;

(k)	on the date hereof, at the Closing Time and the Option Closing Time, as applicable, a written certificate executed by the appropriate officer of the Company with respect to certain financial and operational data of the Company relating to certain guidance and outlook data, in form and content satisfactory to the Underwriters, acting reasonably;

(l)	at the Closing Time and the Option Closing Time, as applicable, a certificate of status (or equivalent) for the Company and the Material Subsidiaries, dated within one Business Day (or such earlier or later date as the Underwriters may accept) of the Closing Date;

(m)	on the date hereof, executed lock-up agreements from each of the directors and executive officers of the Company in accordance with Section 10(4); and

(n)	such other documents as the Underwriters or Canadian and U.S. counsel to the Underwriters may reasonably require; and all proceedings taken by the Company in connection with the issuance and sale of the Offered Shares shall be satisfactory in form and substance to the Joint Bookrunners and Canadian and U.S. counsel for the Underwriters, acting reasonably.

Section 15      Over-Allotment Option

(1)	The Over-Allotment Option may be exercised by the Underwriters at any time and from time to time, in whole or in part, by delivering notice to the Company not later than 5:00 p.m. (Eastern time) on the 30th day after the Closing Date, which notice will specify the number of Additional Shares to be purchased by the Underwriters and the date (the “Option Closing Date”) and time (the “Option Closing Time”) on and at which such Additional Shares are to be purchased. Such Option Closing Date may be the same as (but not earlier than) the Closing Date and will not be earlier than two Business Days nor later than three Business Days after the date of delivery of such notice (except to the extent a shorter or longer period shall be agreed to by the Company). Subject to the terms of this Agreement, upon the Underwriters furnishing this notice, the Underwriters will be committed to purchase, in the respective percentages set forth in Section 21, and the Company will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the number of Additional Shares indicated in the notice. Additional Shares may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the Offering.

(2)	In the event that the Over-Allotment Option is exercised in accordance with its terms, the closing of the issuance and sale of that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option shall take place at the Option Closing Time electronically or as may be otherwise agreed to by the Underwriters and the Company.

(3)	At the Option Closing Time, the Company shall issue to the Underwriters that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option and deposit with CDS or its nominee, if requested by the Joint Bookrunners, or any one of them, the Additional Shares electronically through the non-certificated inventory system of CDS against payment of the Offering Price per Additional Share by wire transfer or certified cheque payable to the Company or as otherwise directed by the Company.

(4)	Concurrently with the deliveries and payment under paragraph (3), the Company shall pay the Underwriting Fee applicable to the Additional Shares in the manner provided in the ninth paragraph of this Agreement against delivery of a receipt for that payment.

(5)	The obligation of the Underwriters to make any payment or delivery contemplated by this Section 15 is subject to the conditions set forth in Section 14.

Section 16      Expenses

The Company will be solely responsible for all expenses related to the Offering, including all fees and disbursements of its counsel, its “out of pocket” costs, printing costs and filing fees, whether or not the Offering is completed. For the avoidance of doubt, the Underwriters shall pay all of their own costs and expenses, including the fees of their counsel, and any experts or consultants retained by them, in connection with the transactions contemplated by this Agreement. If the Offering is not completed due to a breach of this Agreement by the Company, the Company will reimburse the Underwriters for their reasonable expenses incurred pursuant to this Agreement.

Section 17      No Advisory or Fiduciary Relationship

The Company acknowledges and agrees that (a) the purchase and sale of the Offered Shares pursuant to this Agreement, including the determination of the Offering Price of the Offered Shares and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the Offering and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Company with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the Offering except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deems appropriate.

Section 18      Notices

Any notice to be given hereunder shall be in writing and may be given by email or by hand delivery and shall, in the case of notice to the Company, be addressed and emailed or delivered to:

Hudbay Minerals Inc.

25 York Street

Suite 800

Toronto, Ontario M5J 2V5

Attention:	Eugene Lei, Chief Financial Officer
Email:	[Redacted – personal information]

with a copy to (which will not constitute delivery):

Goodmans LLP

333 Bay Street

Suite 3400

Toronto, Ontario M5H 2S7

Attention:	Kari MacKay
Email:	kmackay@goodmans.ca

- and -

Baker & McKenzie LLP

452 Fifth Avenue

New York, New York

10018

Attention:	Mark Mandel
Email:	mark.mandel@bakermckenzie.com

and in the case of the Joint Bookrunners (on behalf of the Underwriters), be addressed and emailed or delivered to:

RBC Dominion Securities Inc.
200 Bay Street, South Tower, 4th Floor

Toronto, ON M5J 2W7

Attention:	Hugh Samson, Managing Director
Email:	[Redacted – personal information]

- and -

BMO Nesbitt Burns Inc.

1 First Canadian Place

5th Floor, P.O. Box 150

Toronto, ON M5X 1H3

Attention:	Joshua Goldfarb
Email:	[Redacted – personal information]

with a copy to (such copy not to constitute notice):

Cassels Brock & Blackwell LLP

Suite 3200, 40 Temperance Street

Toronto, Ontario

M5H 0B4

Attention:	Chad Accursi
Email:	caccursi@cassels.com

-and-

Latham & Watkins LLP
1271 Avenue of the Americas
New York, New York
10020

Attention:	Michael Benjamin
Email:	michael.benjamin@lw.com

The Company and the Joint Bookrunners may change their respective addresses for notice by notice given in the manner referred to above.

Section 19      Actions on Behalf of the Underwriters

All steps which must or may be taken by the Underwriters in connection with this Underwriting Agreement, with the exception of the matters contemplated by Section 9 and Section 12, shall be taken by the Joint Bookrunners on the Underwriters’ behalf and the execution of the Agreement by the Underwriters shall constitute the Company’s authority for accepting notification of any such steps from, and for giving notice to, and for delivering any electronic deposits or definitive certificate(s) representing the Offered Shares to, or to the order of, the Joint Bookrunners, or any one of them.

Section 20      Survival

The representations, warranties, obligations and agreements of the Company and of the Underwriters contained herein or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Shares for a period of three years following the Closing Date (or any Option Closing Date, if later) and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Offered Shares and the Underwriters shall be entitled to rely on the representations and warranties of the Company contained in or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters’ behalf. Notwithstanding the foregoing, Section 9 shall survive the purchase and sale of the Offered Shares and the termination of this Agreement and shall continue in full force and effect for the benefit of the Underwriters regardless of any subsequent disposition of the Offered Shares or any investigation by or on behalf of the Underwriters with respect thereto without limitation other than any limitation requirements of applicable law.

Section 21      Underwriters’ Obligations

(1)	Subject to the terms of this Agreement, the Underwriters’ obligations under this Agreement to purchase the Offered Shares shall be several and not joint and several and the liability of each of the Underwriters to purchase the Offered Shares shall be limited to the following percentages of the purchase price paid for the Offered Shares:

RBC Dominion Securities Inc.	18.50%
BMO Nesbitt Burns Inc.	18.50%
CIBC World Markets Inc.	11.00%
National Bank Financial Inc.	11.00%
Scotia Capital Inc.	11.00%
TD Securities Inc.	11.00%
Barclays Capital Canada Inc.	4.50%
Canaccord Genuity Corp.	4.50%
Merrill Lynch Canada Inc.	2.00%
Cormark Securities Inc.	2.00%
ING Bank N.V.	2.00%
Haywood Securities Inc.	1.00%
Raymond James Ltd.	1.00%
Stifel Nicolaus Canada Inc.	1.00%
Eight Capital	0.50%
Paradigm Capital Inc.	0.50%
TOTAL:	100%

(2)	If an Underwriter (a “Refusing Underwriter”) shall not complete the purchase and sale of the Offered Shares which such Underwriter has agreed to purchase hereunder for any reason whatsoever (the Offered Shares that are not purchased being the “Defaulted Shares”), the other Underwriters (the “Continuing Underwriters”) shall be entitled, at their option, to purchase all but not less than all of the Defaulted Shares which would otherwise have been purchased by such Refusing Underwriter pro rata according to the number of Offered Shares to have been acquired by the Continuing Underwriters hereunder or in such proportion as the Continuing Underwriters shall agree in writing. If the Continuing Underwriters do not elect to purchase the Defaulted Shares pursuant to the foregoing: (a) if the number of Defaulted Shares does not exceed in the aggregate 10% of the number of Offered Shares to be purchased hereunder, the Continuing Underwriters shall be obligated, each severally, and not jointly, nor jointly and severally, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligation of all Continuing Underwriters, or (b) if the number of Defaulted Shares exceeds in the aggregate 10% of the number of Offered Shares to be purchased hereunder, the Continuing Underwriters may, but shall not be obligated to purchase any of the Defaulted Shares and the Company shall have the right to either: (i) proceed with the sale of the Offered Shares (less the Defaulted Shares) to the Continuing Underwriters; or (ii) terminate its obligations hereunder without liability to the Continuing Underwriters, except pursuant to the provisions of Section 9 and Section 16.

(3)	Without affecting the firm obligation of the Underwriters to purchase from the Company the Firm Shares at the Offering Price in accordance with this Agreement (assuming due satisfaction of the terms and conditions contained in this Agreement), after the Underwriters have made reasonable effort to sell all of the Firm Shares at the Offering Price, the price payable by the Purchasers may be decreased by the Underwriters and further changed from time to time to an amount not greater than US$9.50 per Firm Share in compliance with applicable Canadian Securities Laws. In such case, the Underwriting Fee realized by the Underwriters will be decreased by the amount that the aggregate price paid by the Purchasers for the Firm Shares is less than the gross proceeds to be paid by the Underwriters to the Company for the Firm Shares and such reduced price sales will not affect the net proceeds to be received by the Company under the Offering.

Section 22      Market Stabilization

In connection with the distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 23      Entire Agreement

Any and all previous agreements with respect to the purchase and sale of the Offered Shares, whether written or oral, including for the avoidance of doubt, the Bid Letter, are terminated and this Agreement constitutes the entire agreement between the Company and the Underwriters with respect to the purchase and sale of the Offered Shares.

Section 24      Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Ontario and the federal laws of Canada applicable therein.

Section 25      Time of the Essence

Time shall be of the essence of this Agreement.

Section 26      Counterparts

This Agreement may be executed in electronic, PDF, or physical form and in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this Agreement at the place indicated and returning the same to us.

Yours truly,

RBC DOMINION SECURITIES INC.
By:	Hugh Samson
	Name:	Hugh Samson
	Title:	Managing Director

BMO NESBITT BURNS INC.
By:	Joshua Goldfarb
	Name:	Joshua Goldfarb
	Title:	Managing Director

CIBC WORLD MARKETS INC.
By:	Kay Yoo
	Name:	Kay Yoo
	Title:	Managing Director

NATIONAL BANK FINANCIAL INC.
By:	Elian Terner
	Name:	Elian Terner
	Title:	Managing Director & Head

SCOTIA CAPITAL INC.
By:	Fraser Cunningham
	Name:	Fraser Cunningham
	Title:	Managing Director

TD SECURITIES INC.
By:	Michael Faralla
	Name:	Michael Faralla
	Title:	Managing Director

BARCLAYS CAPITAL CANADA INC.
By:	Bradley McMillen
	Name:	Bradley McMillen
	Title:	Managing Director

CANACCORD GENUITY CORP.
By:	David Sadowski
	Name:	David Sadowski
	Title:	Managing Director, Head of Canadian Metals and Mining

MERRILL LYNCH CANADA INC.
By:	Jamie Hancock
	Name:	Jamie Hancock
	Title:	Managing Director

CORMARK SECURITIES INC.
By:	Darren Wallace
	Name:	Darren Wallace
	Title:	Managing Director, Investment Banking

ING BANK N.V.
By:	Rickard Thiadens
	Name:	Rickard Thiadens
	Title:	Managing Director

By:	Mark Prins
	Name:	Mark Prins
	Title:	Managing Director

HAYWOOD SECURITIES INC.
By:	Ryan Matthiesen
	Name:	Ryan Matthiesen
	Title:	Managing Director, Investment Banking

RAYMOND JAMES LTD.
By:	Gavin McOuat
	Name:	Gavin McOuat
	Title:	Senior Managing Director

STIFEL NICOLAUS CANADA INC.
By:	Pierre Laliberte
	Name:	Pierre Laliberte
	Title:	Managing Director, Investment Banking

EIGHT CAPITAL
By:	Stephen Delaney
	Name:	Stephen Delaney
	Title:	Principal, Managing Director, Co-Head of Investment Banking

PARADIGM CAPITAL INC.
By:	Chris Glavin
	Name:	Chris Glavin
	Title:	Co-Head of Syndication

The foregoing is in accordance with our understanding and is accepted by us.

HUDBAY MINERALS INC.
By:	Eugene Lei
	Name:	Eugene Lei
	Title:	Chief Financial Officer

SCHEDULE “A”

MATERIAL SUBSIDIARIES

HudBay Peru Inc. (100% owned by the Company)

HudBay Peru S.A.C. (99.98% owned by HudBay Peru Inc.)1

HudBay (BVI) Inc. (100% owned by HudBay Peru Inc.)

Copper Mountain Mine (BC) Ltd. (75% owned by the Company)2

Hudbay Arizona Inc. (100% owned by the Company)

Copper World, Inc. (100% owned by Hudbay Arizona Inc.)

Notes:

1. The remaining 0.02% is owned by 6502873 Canada Inc., the Company’s wholly-owned subsidiary.

2. The remaining 25% is owned by MM Corporation, a wholly-owned subsidiary of Mitsubishi Materials Corporation.

A-1

SCHEDULE “B”

MATTERS TO BE ADDRESSED IN THE COMPANY’S

CANADIAN COUNSEL OPINION

(a)	The Company is a corporation validly amalgamated and existing and in good standing under the Canada Business Corporations Act and has all requisite corporate power and capacity to own and lease its properties and assets as described in the Offering Documents.

(b)	The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to issue and sell the Offered Shares and grant the Over-Allotment Option.

(c)	The authorized and issued capital of the Company.

(d)	All necessary corporate action has been taken by the Company to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder and this Agreement has been executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law.

(e)	The execution and delivery of this Agreement and the fulfilment of the terms hereof by the Company and the issuance, sale and delivery of the Offered Shares and the grant of the Over-Allotment Option, do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with the articles and by-laws of the Company, any resolutions of the shareholders or directors of the Company, or any applicable corporate law or Canadian Securities Laws.

(f)	All necessary corporate action has been taken by the Company to to authorize the execution and delivery of each of the Canadian Base Shelf Prospectus, the Canadian Prospectus Supplement and, if applicable, any Supplementary Material thereto and the filing thereof with the Canadian Securities Commissions.

(g)	The Firm Shares have been validly issued as fully paid and non-assessable common shares in the capital of the Company.

(h)	The Additional Shares have been duly and validly authorized, allotted and reserved for issuance and upon exercise of the Over-Allotment Option and payment of the consideration therefor, the Additional Shares will be validly issued as fully paid and non-assessable common shares in the capital of the Company.

(i)	All necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under Canadian Securities Laws to qualify the issuance, distribution and sale of the Offered Shares in the Qualifying Jurisdictions by or through investment dealers or brokers duly registered under the applicable Canadian Securities Laws who comply with the relevant provisions of such laws and the terms of such registration and to qualify the grant of the Over-Allotment Option to the Underwriters.

B-1

(j)	Subject to the qualifications, assumptions, limitations, and understandings set out therein, the statements contained in the Canadian Prospectus Supplement under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility For Investment”, insofar as such statements constitute statements of law, are fair and accurate summaries of the matters discussed therein.

(k)	Subject only to the Standard Listing Conditions, the Offered Shares have been conditionally approved for listing on the TSX.

(l)	Such other matters as may reasonably be requested by the Underwriters no less than 48 hours prior to the Closing Time.

B-2

SCHEDULE “C”

PRICING TERMS INCLUDED IN PRICING DISCLOSURE PACKAGE

The price per share for the Common Shares is US$9.50.

The number of Common Shares purchased by the Underwriters is 36,840,000.

The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 5,526,000 Common Shares at US$9.50 per Common Share to cover over-allotments, if any, and for market stabilization purposes.

The Underwriters receive 4.0% cash commission.

Issuer Free Writing Prospectuses

None.

C-1